Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

CAVENDISH GLOBAL LIMITED,

CAVENDISH ACQUISITION CORPORATION,

CHIQUITA BRANDS INTERNATIONAL, INC.

and, solely for purposes for ARTICLE IX,

BURLINGTOWN UK LTD

and

ERICHTON INVESTMENTS LTD.

Dated as of October ____, 2014

Table of Contents
Page

i

Annex A                      Conditions to the Offer

INDEX OF DEFINED TERMS

ABL Commitment Letter	Section 9.15(a)
ABL Financing	Section 5.6
Acceptance Time	Section 1.1(f)
Affiliate	Section 9.15(a)
Agreement	Preamble
Alternative Proposal	Section 6.3(g)
Antitrust Laws	Section 6.7(c)
Beneficial Owner	Section 9.15(a)
Book-Entry Shares	Section 3.1(c)
Bribery Act	Section 9.15(a)
Bribery Legislation	Section 9.15(a)
Business Day	Section 9.15(a)
Burdensome Condition	Section 6.7(f)
Capitalization Date	Section 4.2(a)
Cavendish Related Party	Section 9.15(a)
Certificate	Section 3.1(c)
Certificate of Merger	Section 2.3
Change of Control Offer Letter	Section 9.15(a)
Clearances	Section 9.15(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 3.4(h)
Company	Preamble
Company Benefit Plan	Section 9.15(a)
Company Board	Recitals
Company Bylaws	Section 4.1(a)
Company Certificate of Incorporation	Section 4.1(a)
Company Change of Recommendation	Section 6.3(c)
Company Common Stock	Recitals
Company Credit Agreement	Section 9.15(a)
Company Disclosure Documents	Section 4.12(a)
Company Disclosure Letter	Article IV
Company ESPP	Section 9.15(a)
Company Material Adverse Effect	Section 9.15(a)
Company Preferred Stock	Section 4.2(a)
Company Recommendation	Section 4.3(a)
Company Related Parties	Section 9.6
Company Restricted Stock	Section 9.15(a)
Company RSUs	Section 9.15(a)
Company SEC Documents	Section 4.4(a)
Company Shareholder Approval	Section 4.3(a)
Company Shareholders Meeting	Section 6.2(d)

v

Company Stock Options	Section 9.15(a)
Company Subsidiary	Section 9.15(a)
Company Termination Fee	Section 8.3(b)
Confidentiality Agreement	Section 9.15(a)
Continuing Employees	Section 6.10(d)
Contract	Section 9.15(a)
control	Section 9.15(a)
Convertible Notes	Section 4.2(d)
Debt Letters	Section 9.15(a)
Debt Purchase	Section 5.6
Deferred Share Right	Section 6.10(c)
Divestiture Action	Section 6.7(f)
EC Merger Regulation	Section 9.15(a)
Effective Time	Section 2.3
Environment	Section 9.15(a)
Environmental Claim	Section 9.15(a)
Environmental Laws	Section 9.15(a)
Environmental Liability	Section 9.15(a)
Environmental Permits	Section 9.15(a)
ERISA	Section 9.15(a)
ERISA Affiliate	Section 9.15(a)
Exchange Act	Section 1.1(a)
Exchange Fund	Section 3.4(a)
Expiration Time	Section 1.1(d)
Financing Documents	Section 9.15(a)
Financing Source	Section 9.15(a)
Financing Source Related Parties	Section 9.15(a)
Fyffes Expenses Reimbursement Agreement	Section 9.15(a)
Fyffes Termination Fee	Section 6.17
Fyffes Transaction Agreement	Section 9.15(a)
GAAP	Section 9.15(a)
Government Official	Section 9.15(a)
Governmental Entity	Section 9.15(a)
Guarantor	Preamble
Hazardous Materials	Section 9.15(a)
HSR Act	Section 4.3(b)
Indebtedness	Section 9.15(a)
Indemnified Party	Section 6.8(b)
Intellectual Property	Section 9.15(a)
International Company Benefit Plan	Section 4.9(a)
Intervening Event	Section 9.15(a)
IRS	Section 9.15(a)
Knowledge	Section 9.15(a)
Laws	Section 9.15(a)
Lease	Section 4.16(c)
Leased Real Property	Section 4.16(c)

Lien	Section 9.15(a)
Material Contracts	Section 4.19(a)
Material Employees of the Company	Section 4.9(a)
Material Subsidiary	Section 9.15(a)
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
NJBCA	Section 9.15(a)
NYSE	Section 4.3(b)
Offer	Recitals
Offer Closing	Section 1.1(f)
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.1(g)
Offer Price	Recitals
Offer to Purchase	Section 1.1(g)
Order	Section 9.15(a)
Organizational Documents	Section 9.15(a)
Outside Date	Section 8.1(b)(ii)
Owned Real Property	Section 4.16(a)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	Section 9.15(a)
Parent Subsidiaries	Section 1.2(a)
Party	Preamble
Paying Agent	Section 3.4(a)
Permits	Section 4.7(b)
Permitted Lien	Section 4.16(a)
Person	Section 9.15(a)
Proceeding	Section 9.15(a)
Proxy Statement	Section 4.12(a)
Release	Section 9.15(a)
Representatives	Section 9.15(a)
Required Payment Amount	Section 5.6
Schedule 14D-9	Section 1.2(a)
Schedule TO	Section 1.1(g)
SEC	Section 1.1(e)
Section 6.1(b)(xii)(A) Claims	Section 6.1(b)(xii)
Securities Act	Section 4.3(b)
Security	Section 9.15(a)
Shares	Recitals
Significant Subsidiary	Section 9.15(a)
Subsequent Offering Period	Section 1.1(e)
Subsidiary	Section 9.15(a)
Superior Proposal	Section 6.3(h)
Surviving Corporation	Section 2.1
Takeover Laws	Section 4.3(a)

Tax	Section 9.15(a)
Tax Authority	Section 9.15(a)
Tax Return	Section 9.15(a)
Top-Up Option	Section 1.4(a)
Top-Up Shares	Section 1.4(a)
Trade Controls Laws	Section 9.15(a)
Transactions	Recitals

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October ___, 2014 (this “Agreement”), is made and entered into by and among CAVENDISH GLOBAL LIMITED, an England and Wales company (“Parent”), CAVENDISH ACQUISITION CORPORATION, a New Jersey corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), CHIQUITA BRANDS INTERNATIONAL, INC., a New Jersey corporation (the “Company”), and, solely for purposes of Article IX, BURLINGTOWN UK LTD and ERICHTON INVESTMENTS LTD. (each, a “Guarantor” and collectively, the “Guarantors”).  Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall commence a tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all of the Company’s issued and outstanding shares (the “Shares” and each a “Share”) of common stock, par value $0.01 per share (the “Company Common Stock”), at a price per Share of $14.00, net to the seller thereof in cash, without interest (such amount, or any other amount per Share paid pursuant to the Offer and in accordance with this Agreement, the “Offer Price”);

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, following the acquisition of Shares pursuant to the Offer, Merger Sub shall merge with and into the Company (the “Merger” and together with the Offer and the Top-Up Option, if applicable, the “Transactions”), with the Company surviving the Merger, and each Share, other than Shares held by the Company as treasury stock or owned, directly or indirectly, by Parent, the Company or Merger Sub, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the Offer, the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved entering into this Agreement and the other transactions contemplated hereby and (iii) subject to Section 1.2, Section 6.2 and Section 6.3, resolved to recommend acceptance of the Offer, and, if required by applicable Law, approval of the Merger by the Company’s shareholders;

WHEREAS, the board of directors of Parent has approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and Parent, in its capacity as the sole shareholder of Merger Sub, has approved this Agreement, the Offer and the Merger;

WHEREAS, the board of directors of Merger Sub has approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE OFFER

SECTION 1.1.  The Offer.

(a)  Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer as promptly as practicable following the date of this Agreement, and in any event within seven (7) Business Days following the date of this Agreement (or such other date as the Parties may agree in writing).

(b)  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted by applicable Laws) of only those conditions set forth in Annex A, as such conditions may be modified in accordance with this Agreement (the “Offer Conditions”), and no other conditions.

(c)  Parent and Merger Sub expressly reserve the right (in their sole discretion) (x) to waive, in whole or in part, any Offer Condition (to the extent permitted by applicable Law), or (y) to increase the amount of cash constituting the Offer Price or to make any other changes in the terms and conditions of the Offer consistent with the terms of this Agreement; provided, however, without the prior written consent of the Company, neither Parent nor Merger Sub shall (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) add to the Offer Conditions or modify or change any Offer Condition in any manner adverse to holders of Shares or that makes the Offer Conditions more difficult to satisfy, (v) except as otherwise provided in this Section 1.1, extend the Expiration Time of the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Shares.  Merger Sub shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company.  If this Agreement is terminated pursuant to Section 8.1, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within twenty four (24) hours following such termination) terminate the Offer and not acquire any Shares pursuant thereto unless such acquisition of Shares and continuation of the Offer would be permitted under the Confidentiality Agreement; provided that neither Parent nor Merger Sub shall change, modify or waive the Minimum Condition.  If the Offer is terminated by Merger Sub prior to the acceptance for payment and payment for Shares in the Offer, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(d)  The initial expiration date and time of the Offer shall be midnight, New York time, at the end of the day that is twenty (20) Business Days (for the purposes of this Section 1.1(d) and Section 1.1(e), Business Days shall be calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) from (and including the day of) the commencement of the Offer (such initial expiration date and time, and any expiration date and time established pursuant to an extension of the Offer in accordance with this Agreement, an “Expiration Time”).

(e)  If at any then-scheduled Expiration Time, any of the Offer Conditions is not satisfied or waived (to the extent permitted by applicable Law) by Merger Sub, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for periods of up to five (5) Business Days per extension (or such longer period as the Parties may agree) until the date on which all of the Offer Conditions are satisfied or so waived and the Offer is consummated; provided, however, that if the sole then-unsatisfied condition is the Minimum Condition, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for periods of up to five (5) Business Days per extension (or such longer period as the Parties may agree) for up to a total of an additional ten (10) Business Days following the date on which public announcement is made that the sole then-unsatisfied condition is the Minimum Condition if (x) the Company shall have requested in writing that Merger Sub so extend the Offer or (y) Merger Sub and Parent elect to extend the Offer.  Notwithstanding any provision in this Agreement to the contrary, in no event shall Merger Sub be required to extend the Offer beyond the Outside Date.  In addition, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Expiration Time for the minimum period required by the applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission (the “SEC”) (or its staff), or rules of any securities exchange, in each case, as applicable to the Offer.  In addition, Merger Sub shall (and Parent shall cause Merger Sub to), if requested by the Company, following the Acceptance Time, make available one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Exchange Act (each, a “Subsequent Offering Period”); provided, however, that Merger Sub shall not make available such a Subsequent Offering Period in the event that, prior to the commencement of any such Subsequent Offering Period, Parent and Merger Sub directly or indirectly own more than ninety percent (90%) of the outstanding Shares.

(f)  Subject to the satisfaction of the Offer Conditions as of the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, consummate the Offer in accordance with its terms and accept for payment and pay for (subject to any withholding of tax pursuant to Section 3.4(h)) all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three (3) Business Days) after the Expiration Time and in accordance with applicable Law (the “Offer Closing” and the time and date on which Merger Sub accepts such Shares for payment, the “Acceptance Time”).  Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay for any Shares that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(g)  As promptly as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file a tender offer statement on Schedule TO (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) with the SEC with respect to the Offer, which shall contain or include as exhibits an offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal and form of summary advertisement (the Schedule TO and the Offer to Purchase, together with all amendments, supplements and exhibits thereto, the “Offer Documents”) and (ii) cause the Offer Documents (in each case as and to the extent required by the Exchange Act), to be disseminated to the Company’s shareholders.  The Company shall promptly furnish Parent and Merger Sub all information concerning the Company and the Company Subsidiaries as shall be required by the Exchange Act to be set forth in the Offer Documents.  Each of Parent, Merger Sub and the Company shall correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information becomes false or misleading in any material respect or as otherwise required by Law, and Merger Sub shall take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the Company’s shareholders, in each case as soon as reasonably practicable and as and to the extent required by applicable U.S. federal securities Laws.  Unless the Company Board has effected a Company Change of Recommendation or in connection therewith, the Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any amendments thereto) prior to the filing thereof with the SEC.  Parent and Merger Sub shall provide to the Company and its counsel (i) any comments or communications, whether written or oral, that Parent or Merger Sub (or their counsel) may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or communications and (ii) unless the Company Board has effected a Company Change of Recommendation or in connection therewith, a reasonable opportunity to participate in the response to such comments or communications and to provide comments on such response.

SECTION 1.2.  Company Actions.

(a)  On the date the initial Offer Documents are filed with the SEC, the Company shall file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) which shall, subject to Section 6.3, include the Company Recommendation, and shall cause the Schedule 14D-9 (as and to the extent required by the Exchange Act) to be disseminated to the Company’s shareholders.  Parent and Merger Sub shall promptly furnish the Company all information concerning Parent and the Subsidiaries of Parent (the “Parent Subsidiaries”) as shall be required by the Exchange Act to be set forth in the Schedule 14D-9.  Each of Parent, Merger Sub and the Company shall correct promptly any information provided by it for use in the Schedule 14D-9 if and to the extent that such information becomes false or misleading in any material respect or as otherwise required by Law, and the Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the Company’s shareholders, in each case as soon as reasonably practicable and as and to the extent required by applicable U.S. federal securities Laws.  Unless the Company Board has effected a Company Change of Recommendation or in connection therewith, Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendment thereto) prior to the filing thereof with the SEC.  The Company shall provide Parent and its counsel (i) any comments or communications, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments or communications and (ii) unless the Company Board has effected a Company Change of Recommendation or in connection therewith, a reasonable opportunity to participate in the response to such comments or communications and to provide comments on such response.  The Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation contained in the Schedule 14D-9.

(b)  In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Parent and Merger Sub mailing labels containing the names and addresses of the record holders of Shares as of the most recent practicable date, together with copies of all lists of shareholders, security position listings, and computer files in the Company’s possession or control regarding the Beneficial Owners of Shares, and shall furnish or cause to be furnished to Parent and Merger Sub such additional available shareholder information (including periodic updated lists of shareholders, security position listings and computer files) as Parent or Merger Sub may reasonably request for the purpose of communicating the Offer to record and Beneficial Owners of Shares.  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall keep confidential and not disclose the information contained in any such labels, lists, listings and files, and shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall deliver to the Company or destroy all copies of such information then in their possession or control.  In addition, in connection with the Offer, the Company shall cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of Shares held in or subject to any Company Benefit Plan and, to the extent provided for in such Company Benefit Plan, to permit such holders of Shares to tender their Shares in the Offer.

SECTION 1.3.  Directors.

(a)  Effective upon the payment for all Shares accepted following the Acceptance Time, and at all times thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the quotient obtained by dividing the aggregate number of Shares Beneficially Owned by Parent and Merger Sub or their respective Affiliates at such time by the total number of Shares then outstanding, and the Company shall promptly take all actions reasonably necessary to cause Parent’s designees to be so elected, including, if necessary, by increasing the size of the Company Board and/or obtaining the resignations of one or more existing directors; provided, however, that until the Closing, the Company’s Chief Executive Officer and at least three (3) independent directors of the Company in office prior to the appointment of Parent’s designees shall remain on the Company Board.  Effective upon the payment for all Shares accepted following the Acceptance Time, and at all times thereafter, the Company shall, upon request of Parent, also cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar governing body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board of directors.

(b)  The Company’s obligations to cause the election or appointment of Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.  The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 in order to fulfill its obligations under this Section 1.3, including mailing to shareholders together with the Schedule 14D-9 the information required under Section 14(f) and Rule 14f-1 as is necessary to enable Parent’s designees to be elected or appointed to the Company Board.  Parent shall supply to the Company in writing any information with respect to itself and its officers, directors and Affiliates to the extent required for the Company to comply with Section 14(f) of the Exchange Act and Rule 14f-1 and Parent shall be solely responsible for any such information.  The provisions of Section 1.3(a) and Section 1.3(b) are in addition to and shall not limit any rights that any of Parent, Merger Sub or any of their respective Affiliates may have as a record holder or Beneficial Owner of Shares or a matter of applicable Law with respect to the election of directors or otherwise (other than as set forth in the proviso in Section 1.3(a)).

(c)  Subject to Section 9.1, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or waiver of any of the Company’s rights hereunder shall require the concurrence of a majority of the independent directors of the Company in office prior to appointment of Parent’s designees.

SECTION 1.4.  The Top-Up Option.

(a)  The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and conditions hereof, to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares Beneficially Owned by Parent, Merger Sub and any other Affiliates of Parent collectively at the time of exercise (after giving effect to the Offer Closing), would constitute one Share more than ninety percent (90%) of the total Shares then outstanding (calculated on a fully diluted basis excluding securities convertible into Shares pursuant to the Convertible Notes, Shares issuable upon the exercise or vesting of Company Stock Options, Company RSUs, Deferred Share Rights and the Company ESPP that will be extinguished in exchange for a cash payment pursuant to Section 6.10 and after giving effect to the issuance of the Top-Up Shares), at a price per Top-Up Share equal to the Offer Price; provided, however, that (x) in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares (giving effect to Shares reserved for issuance under the Company Benefit Plans and pursuant to the exercise of any other securities convertible into or exchangeable into Shares, if any, as if such Shares were outstanding); and (y) the Top-Up Option will not be exercisable unless immediately after the issuance of the Top-Up Shares the number of Shares owned by Parent, Merger Sub and any other Affiliates of Parent (after giving effect to the Offer Closing) will constitute one Share more than ninety percent (90%) of the Shares that will then be outstanding (calculated on a fully diluted basis excluding securities convertible into Shares pursuant to the Convertible Notes and Shares issuable upon the exercise or vesting of Company Stock Options, Company RSUs, Deferred Share Rights and shares that may be acquired pursuant to the Company ESPP that will be extinguished in exchange for a cash payment pursuant to Section 6.10).

(b)  If there shall have not been validly tendered and not validly withdrawn that number of Shares which, when added to the number of Shares Beneficially Owned by Parent, Merger Sub and any other Affiliates of Parent, would constitute at least ninety percent (90%) of the total Shares outstanding at the Acceptance Time (calculated on a fully diluted basis excluding securities convertible into Shares pursuant to the Convertible Notes and Shares issuable upon the exercise or vesting of Company Stock Options, Company RSUs, Deferred Share Rights and shares that may be acquired pursuant to the Company ESPP that will be extinguished in exchange for a cash payment pursuant to Section 6.10), Merger Sub shall be deemed to have exercised the Top-Up Option and on such date shall give the Company prior written notice specifying the number of Shares directly or indirectly owned by Parent, Merger Sub and any other Affiliates of Parent at the time of such notice (after giving effect to the Offer Closing).  The Company shall, as soon as practicable following receipt of such notice (and in any event no later than the Offer Closing), deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares.  At the closing of the purchase of the Top-Up Shares, which shall take place at the location of the Closing specified in Section 2.2, and shall take place simultaneously with the Offer Closing, (i) Parent or Merger Sub shall pay to the Company the aggregate purchase price required to be paid for the Top-Up Shares, at the election of Parent and Merger Sub, in cash or, if permitted by the Company’s Credit Agreement (including after giving effect to any Clearance relating thereto), by delivery of a promissory note having full recourse to Parent (which shall bear simple interest at a rate of five percent (5%) per annum and shall mature six (6) months following the date of execution and delivery, may be prepaid, in whole or in part, at any time without premium or penalty and shall have no other material terms) and (ii) the Company shall cause to be issued to Parent or Merger Sub a certificate representing the Top-Up Shares, which certificate may include any legends required by applicable securities Laws.

(c)  Parent and Merger Sub acknowledge that the Top-Up Shares will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering.  Parent and Merger Sub agree that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Parent or Merger Sub for its own account, for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

SECTION 1.5.  Short-Form Merger.  If, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares Beneficially Owned by Parent, Merger Sub and any other Affiliates of Parent collectively represent at least ninety percent (90%) of the then-outstanding Shares, Parent shall cause Merger Sub, and the Company shall execute and deliver such documents and instruments and take such other actions as Parent or Merger Sub may reasonably request, to complete the Merger as promptly as reasonably practicable without a meeting of the shareholders of the Company as permitted by NJBCA Section 14A:10-5.1 and otherwise as provided in ARTICLE II below.

ARTICLE II

THE MERGER

SECTION 2.1.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NJBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

SECTION 2.2.  Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 9:00 a.m.  New York time, on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or valid waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company.  The date and time on which the Closing occurs is referred to herein as the “Closing Date.”

SECTION 2.3.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file with the Department of the Treasury of the State of New Jersey a certificate of merger relating to the Merger satisfying the relevant provisions of the NJBCA (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the NJBCA.  The Merger shall become effective at the time that the Certificate of Merger is duly accepted for record by the Department of the Treasury of the State of New Jersey, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

SECTION 2.4.  Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the NJBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the NJBCA.

SECTION 2.5.  Certificate of Incorporation and By-laws.  At the Effective Time, and subject to Section 6.8, the certificate of incorporation and by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the certificate of incorporation and by-laws of Merger Sub as in effect immediately prior to the Effective Time, except the references to Merger Sub’s name shall be replaced by references to “Chiquita Brands International, Inc.” until further amended in accordance with the provisions thereof, this Agreement (including Section 6.8) and applicable Law.

SECTION 2.6.  Directors and Officers of the Surviving Corporation.

(a)  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER; EXCHANGE OF CERTIFICATES

SECTION 3.1.  Effect on Stock of the Company and Merger Sub.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Securities of the Company or Merger Sub:

(a)  All Shares, and all rights in respect thereof, that are held by the Company as treasury stock or owned, directly or indirectly, by Parent or Merger Sub (including as a result of the exercise of the Top-Up Option by Merger Sub, if applicable) immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.  Each Share, and all rights in respect thereof, that is held by any Subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist and shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Each Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)), and all rights in respect thereof, shall at the Effective Time automatically be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price (the “Merger Consideration”).

(c)  As of the Effective Time, all Shares, and all rights in respect thereof, converted into the right to receive the Merger Consideration pursuant to this Section 3.1 shall automatically be cancelled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such Shares (a “Certificate”) or (ii) Shares held in book entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, and (B) any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 3.4.

(d)  Each share of stock of Merger Sub issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall automatically be cancelled and shall cease to exist and shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which (together with the shares of the Surviving Corporation described in Section 3.1(a)) shall constitute the only outstanding shares of stock of the Surviving Corporation.

SECTION 3.2.  Certain Adjustments.  Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with ARTICLE VIII, the outstanding Shares shall have been changed into a different number of Shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Offer Price, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Common Stock (including Company Stock Options, Company Restricted Stock, Company RSUs, Deferred Share Rights and shares that may be acquired pursuant to the Company ESPP) the same economic effect as contemplated by this Agreement prior to such event.  Nothing in this Section 3.2 shall be construed to permit the Company to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

SECTION 3.3.  No Dissenters’ or Appraisal Rights.  No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

SECTION 3.4.  Exchange of Company Common Stock.

(a)  Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”).  At the Effective Time, Parent shall provide or shall cause to be provided to the Paying Agent cash in an aggregate amount necessary to pay the Merger Consideration (such cash provided to the Paying Agent is hereinafter referred to as the “Exchange Fund”).  The Paying Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund.  Except as provided in Section 3.4(g), the Exchange Fund shall not be used for any other purpose.

(b)  Exchange Procedures.

(i) Certificates.  Parent shall cause the Paying Agent to mail, as soon as reasonably practicable after the Effective Time, and in any event within four (4) Business Days after the Effective Time, to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this ARTICLE III.  In lieu thereof, each holder of record of one or more Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1 shall automatically upon the Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Shares, and the Book-Entry Shares of such holder shall forthwith be cancelled.  No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c)  The Merger Consideration issued and paid in accordance with the terms of this ARTICLE III upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.  At the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates formerly representing Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE III.

(d)  Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for as of the one (1) year anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent and the Surviving Corporation for payment of its claim for the Merger Consideration (subject to any applicable abandoned property, escheat or similar Law).

(e)  None of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or the Financing Sources shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f)  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration had such lost, stolen or destroyed Certificate been surrendered as provided in this ARTICLE III.

(g)  The Paying Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Common Stock.  Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Common Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc.  or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding ten billion dollars ($10,000,000,000) (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this ARTICLE III.  If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(h)  Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign tax Law.  Any amount deducted or withheld pursuant to this Section 3.4(h) shall be treated as having been paid to the holder of Company Common Stock in respect of which such deduction or withholding was made.  Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law.

SECTION 3.5.  Further Assurances.  If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as fairly disclosed in the Company SEC Documents filed or furnished with the SEC since January 1, 2011 and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed a disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1.  Qualification, Organization, Subsidiaries, etc.

(a)  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Third Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Restated Bylaws of the Company (the “Company Bylaws”) as amended to the date hereof.  The Company Certificate of Incorporation and the Company Bylaws are in full force and effect.  None of the Company or any of its Subsidiaries is in violation of its Organizational Documents in any material respect.

(b)  All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.  Section 4.1 of the Company Disclosure Letter contains a correct and complete list of all of the Company’s Material Subsidiaries, the ownership interest of the Company in each such Subsidiary and the ownership interest of any other Person or Persons in each such Subsidiary.

SECTION 4.2.  Capital Stock.

(a)  The authorized capital stock of the Company consists of one hundred fifty million (150,000,000) shares of Company Common Stock and twenty million (20,000,000) shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which no shares of Company Preferred Stock have been designated as to series.  As of September 11, 2014 (the “Capitalization Date”), (i) 46,965,393 shares of Company Common Stock were issued and outstanding (including shares of Company Restricted Stock), (ii) 3,524,203 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Benefit Plans, of which (A) 1,440,062 Shares were issuable upon exercise of outstanding Company Stock Options, (B) 1,953,620 Shares were issuable upon the vesting and settlement of outstanding Company RSUs (with any applicable performance conditions deemed to be achieved at target performance) and (C) 130,521 shares were issuable upon the settlement of outstanding Deferred Share Rights, (iii) 88,153.8544 shares of Company Common Stock were subject to outstanding rights under the Company ESPP, (iv) no shares of Company Common Stock were held in treasury and (v) no shares of Company Preferred Stock were issued or outstanding. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b)  Section 4.2(b) of the Company Disclosure Letter contains a correct and complete list of each outstanding Company Stock Option, Company Restricted Stock award, Company RSU and Deferred Share Right under the Company Benefit Plans as of the Capitalization Date, including the holder, date of grant, term, number of shares of Company Common Stock subject thereto (at both target and maximum levels of performance, if applicable), the Company Benefit Plan under which such Company Stock Option, Company Restricted Stock, Company RSU or Deferred Share Right was granted and where applicable, exercise price.

(c)  Except as set forth in Section 4.2(c) of the Company Disclosure Letter, there are no outstanding pre-emptive or other outstanding rights.  Except as set forth in Section 4.2(a) above, as of the date hereof: (i) the Company does not have any shares of capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after the Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements or commitments relating to the issuance of capital stock to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for, or exercisable for, or giving any Person a right to subscribe for or acquire, such shares or equity interests (in each case other than to the Company or a wholly owned Company Subsidiary), and no securities or obligations evidencing such rights are authorized, issued or outstanding; (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned.

(d)  Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote, other than the Company’s 4.25% Convertible Senior Notes due 2016 (the “Convertible Notes”)) with the Company’s shareholders on any matter.

(e)  There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(f)  The Company has delivered or otherwise made available to Parent prior to the date of the Agreement true and complete copies of all the Company Benefit Plans covering the Company Stock Options, Company Restricted Stock, Company RSUs and Deferred Share Rights outstanding as of the date of the Agreement, the forms of all award agreements evidencing such Company Stock Options and, if applicable, Company Restricted Stock and Company RSUs (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply).  Each (i) Company Stock Option, Company Restricted Stock award, Company RSU and Deferred Share Right was granted in compliance with all applicable Law and all of the terms and conditions of the Company Benefit Plan pursuant to which it was issued, (ii) Company Stock Option and, if applicable, Company Restricted Stock award, Company RSU and Deferred Share Right, has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock as determined pursuant to the terms of the applicable Company Benefit Plan on the date of such grant, (iii) Company Stock Option and, if applicable, Company Restricted Stock award, Company RSU and Deferred Share Right, has a grant date identical to the date on which the Company Board or compensation committee actually awarded such Company Stock Option or, if applicable, Company Restricted Stock award, Company RSU and Deferred Share Right, (iv) Company Stock Option, Company Restricted Stock award, Company RSU and Deferred Share Right qualifies for the Tax and accounting treatment afforded to such award in Tax Returns of the Company and all Company SEC Documents, respectively, and (v) to the extent applicable, Company Stock Option, Company Restricted Stock award, Company RSU and Deferred Share Right does not trigger any liability for the holder thereof under Section 409A of the Code or similar provision in any other tax jurisdiction.

SECTION 4.3.  Corporate Authority Relative to this Agreement; State Takeover Statutes; No Violation.

(a)  The Company has all requisite corporate power and authority to enter into this Agreement and, in the case of the Merger and if required by applicable Law, subject to the affirmative vote of a majority of the votes cast by the Company’s shareholders entitled to vote thereon, as required by the NJBCA (the “Company Shareholder Approval”).  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board and, except for (i) the Company Shareholder Approval and (ii) the filing of the Certificate of Merger with the Department of Treasury of the State of New Jersey, no other corporate proceedings on the part of the Company is necessary to authorize the consummation of the transactions contemplated hereby.  On or prior to the date hereof, the Company Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of the Company and the Company’s shareholders and has adopted a resolution to recommend, subject to Section 6.3(b), that the Company’s shareholders accept the Offer, tender their Shares in the Offer and, if required by applicable Law, vote in favor of the approval of the Merger (the “Company Recommendation”).  This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.  Assuming the accuracy of the representation and warranty contained in the third to last sentence of Section 5.3(a)), no state “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute (collectively, “Takeover Laws”) is applicable to the Transactions or the other transactions contemplated hereby.  The Company has taken all necessary action to render the restrictions on business combinations contained in Sections 14A:10A-1 to 14A:10A-6 of the NJBCA inapplicable to the Transactions and the other transactions contemplated hereby.

(b)  Other than in connection with or in compliance with (i) the Securities Act of 1933, as amended (the “Securities Act”), (ii) the Exchange Act, (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) any applicable requirements of other Antitrust Laws, (v) the requirement to file the Certificate of Merger with the Department of the Treasury of the State of New Jersey, (vi) any applicable requirements of the New York Stock Exchange (the “NYSE”) and (vii) the Clearances set forth on Section 4.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings (i) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) as may arise as a result of facts or circumstances relating to Parent, Merger or any of their Affiliates or Laws or contracts binding on Parent, Merger Sub or any of their Affiliates.

(c)  The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any Contract (other than (A) the Company Credit Agreement, (B) the Convertible Notes and (C) the Company’s 7.875% Senior Secured Notes due 2021) binding upon the Company or any of its Subsidiaries or result in the creation of any Liens upon any of the properties, rights or assets of the Company or any of its Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Organizational Documents of the Company or any of its Subsidiaries or (iii) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, (A) in the case of clauses (i), (ii) (with respect to Subsidiaries that are not Significant Subsidiaries ) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) as may arise as a result of facts or circumstances relating to Parent, Merger Sub or their Affiliates or Laws or contracts binding on Parent, Merger Sub or their Affiliates.

SECTION 4.4.  Reports and Financial Statements.

(a)  From December 31, 2012 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading.

(b)  The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

SECTION 4.5.  Internal Controls and Procedures.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

SECTION 4.6.  No Undisclosed Liabilities.  Except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of December 31, 2013 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2013, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company is not a party to any off balance sheet arrangements.

SECTION 4.7.  Compliance with Law; Permits.

(a)  The Company and each of its Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Permits”), except where the failure to have any of the Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)  Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced in Section 4.4 or Section 4.5, or in respect of environmental, Tax, employee benefits or labor Laws matters.

SECTION 4.8.  Environmental Laws and Regulations.

(a)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company: (i) each of the Company and its Subsidiaries (A) is and has been in compliance with applicable Environmental Laws and (B) holds and is and has been in compliance with all Environmental Permits; (ii) all Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits; and (iii) all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable the Company and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(b)  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has been or is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed by Contract or by operation of Law or pursuant to any Order by the Company or any of its Subsidiaries, except for any such Environmental Claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)  To the Knowledge of the Company, no Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against, or a requirement for investigation or remediation pursuant to applicable Environmental Law by, the Company or any of its Subsidiaries.

(d)  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in a material Environmental Claim.

(e)  To the Knowledge of the Company, no material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by the Company or any of its Subsidiaries.

(f)  To the Knowledge of the Company, the Company has provided Parent with copies of all material written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents in the Company’s possession or, within its control, which were prepared within three years prior to the date hereof or to the Knowledge of the Company, prior thereto, including any material documents relating to the Release or presence of, or exposure to, any Hazardous Materials.

SECTION 4.9.  Employee Benefit Plans.

(a)  Section 4.9(a) of the Company Disclosure Letter sets forth a true and complete list of the material Company Benefit Plans, separately identifying each material Company Benefit Plan that is maintained primarily for the benefit of employees of the Company employed in jurisdictions outside of the United States (each, an “International Company Benefit Plan”), it being agreed that individual agreements or arrangements with Company employees who are not Material Employees of the Company shall not be treated as material for purposes of this Section 4.9.  True and complete copies of all material Company Benefit Plans and all material related documents, have been provided to Parent prior to the date of the Agreement.  For purposes hereof, “Material Employees of the Company” shall mean any employee of the Company or a Company Subsidiary who receives or is eligible to receive total cash remuneration on an annual basis of at least two hundred fifty thousand dollars ($250,000).

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been operated and administered in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or a Company Subsidiary beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); no liability under Title IV of ERISA has been incurred by the Company, a Company Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company, a Company Subsidiary or any of their ERISA Affiliates of incurring a liability thereunder; (ii) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (iii) all contributions or other amounts payable by the Company or a Company Subsidiary as of the date hereof pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP; (iv) there are no pending, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto; (v) no International Company Benefit Plan which is a defined benefit occupational pension scheme within the meaning of the Pensions Act (1990) of Ireland is underfunded and the operation thereof by the trustees thereof prior to the date of this Agreement would not, to the Knowledge of the Company, give rise to a material liability for the Company, (vi) the terms by which any participating employer has, at any time, adhered to any International Company Benefit Plan which is a defined benefit or defined contribution pension scheme would not to the Knowledge of the Company, give rise to a liability for the Company otherwise than in accordance with the standard terms of such International Company Benefit Plan as provided for in the governing documentation of such International Company Benefit Plan, which are set forth in Section 4.9(b) of the Company Disclosure Letter; (vii) no participating employer has, at any time, entered into any deed of cessation or analogous document in respect of any International Company Benefit Plan, which is a defined benefit or defined contribution pension scheme would to the Knowledge of the Company, give rise to a liability for the Company; and (viii) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (i) is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, and (ii) has received a favorable determination letter or opinion letter as to its qualification.  Each such favorable determination letter has been provided or made available to Parent.

(d)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or a Company Subsidiary, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(e)  No participant or other consent is required to be obtained in order to effect the treatment of Company Stock Options, Company Restricted Stock, Company RSUs, Deferred Share Rights and Company ESPP set forth in Section 6.10(a), Section 6.10(b), Section 6.10(c) and Section 6.10(d).

SECTION 4.10.  Absence of Certain Changes or Events.  From December 31, 2013 through the date of this Agreement, other than the transactions contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business.  Since December 31, 2013, there has not been any change, circumstance, development, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  From December 31, 2013 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would constitute a breach of Section 6.1(b)(i), (x), (xi), (xii), (xiii) or (xvii) had such action been taken after the execution of this Agreement.  From and after August 11, 2014 and through the date of this Agreement, the Company has complied in all material respects with Section 5.2 contained in the Fyffes Transaction Agreement without waiver or modification.

SECTION 4.11.  Investigations; Litigation.  (a) There is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.12.  Information Supplied.

(a)  None of the documents required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders by the Company in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9 and the proxy or information statement of the Company (the “Proxy Statement”), if any, to be filed with the SEC in connection with the Merger, and any amendment or supplement thereto, (i) in the case of the Proxy Statement, as amended or supplemented, if applicable, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Company Shareholders Meeting, if any, and (ii) in the case of any Company Disclosure Document (other than the Proxy Statement), at the time such Company Disclosure Document is filed with the SEC, at any time it is amended or supplemented and at the time of any distribution or dissemination thereof, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  Notwithstanding the foregoing provisions of this Section 4.12(a), no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Company Disclosure Documents and the Proxy Statement (if required to be filed with the SEC) which were not supplied by or on behalf of the Company.  The Company Disclosure Documents and the Proxy Statement (if required to be filed with the SEC) will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.

(b)  None of the information with respect to the Company or any Company Subsidiary supplied or by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents, at the time of the filing of the Schedule TO with the SEC, at the time of any distribution or dissemination thereof and at the Acceptance Time, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.

SECTION 4.13.  Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)  all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete;

(b)  the Company and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent Company annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statement;

(c)  there is no audit, examination, deficiency, refund litigation, proposed adjustment, or matter in controversy with respect to any Taxes or Tax Return of the Company or any of its Subsidiaries;

(d)  the Tax Returns of the Company and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including 2012, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent Company annual financial statement;

(e)  neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(f)  all Taxes due and payable by the Company or any of its Subsidiaries have been adequately provided for, in accordance with GAAP, in the financial statements of the Company and its Subsidiaries for all periods ending on or before the date hereof;

(g)  neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(h)  none of the Company or any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as transferee or successor, by contract or otherwise;

(i)  there are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens; and

(j)  no private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to the Company or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

SECTION 4.14.  Labor Matters.

(a)  Except as set forth in Section 4.14(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labor union or labor organization.  Neither the Company nor any of its Subsidiaries is subject to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries, except for those the formation of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Except as set forth in Section 4.14(b) of the Company Disclosure Letter, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.15.  Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted.  There are no pending or, to the Knowledge of the Company, threatened written claims by any person alleging infringement by the Company or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the conduct of the businesses of the Company and its Subsidiaries does not infringe upon any Intellectual Property rights or any other proprietary right of any person.  As of the date hereof, neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the Knowledge of the Company and its Subsidiaries, no third party is infringing upon the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.16.  Real Property.

(a)  With respect to the real property owned by the Company or any Subsidiary as of the date hereof (such property collectively, the “Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and marketable fee title to such Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business if the underlying obligations (A) are not yet due and payable or (B) are being contested in good faith by appropriate proceedings, (iii) Liens securing property level indebtedness which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (iv) Liens arising under equipment leases with third parties entered into in the ordinary course of business or (v) which are non-monetary, incurred in the ordinary course of business and would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), a “Permitted Lien”).  As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  The parcels constituting the Owned Real Property are assessed separately from all other property not constituting Owned Real Property.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease and other agreement (“Lease”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of the Company and its Subsidiaries are conducted as of the date hereof (the “Leased Real Property”), is valid, binding and in full force and effect, and (ii) there is no material default under any Lease and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Leased Real Property, free and clear of all Liens, except for Permitted Liens.  As of the date hereof, neither the Company nor any of its Subsidiaries (i) has received written notice from any lessor under any Lease that such lessor intends to terminate such Lease, or (ii) has received notice of any pending, and, to the Knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)  True, correct, and complete copies of all material leases, subleases, or other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property have been made available to Parent.

(e)  Owned Real Property and Leased Real Property includes all of the real property necessary for the conduct of the business of Company and its Subsidiaries as currently conducted.

(f)  Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the operations of the Company, the Owned Real Property and Leased Real Property (i) are, in each case, in working order sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted, (ii) are, in each case, supplied with utilities and other services adequate for the operation of said Owned Real Property or Leased Real Property, (iii) has, in each case, unlimited access to and from publicly dedicated streets, and (iv) are not subject to any outstanding options to purchase, rights of first refusal or similar rights in favor of any Person.

(g)  Neither the Company nor any of its Subsidiaries has granted to any Person (other than the Company or its Subsidiaries) the right of use or occupancy of any portion of any material Owned Real Property or material Leased Real Property, other than as set forth in Section 4.16(g) of the Company Disclosure Letter, which use or occupancy does not interfere in any material respect with the ordinary conduct of business of the Company or its Subsidiaries at the Owned Real Property affected thereby.

(h)  Section 4.16(h) of the Company Disclosure Letter contains a true and complete list of all material Owned Real Property and material Leased Real Property (and (i) for each material Owned Real Property, the location, street address, and name of the fee owner, and (ii) for each material Leased Real Property, the location, street address, and the names of the parties thereto).

SECTION 4.17.  Opinion of Financial Advisor.  The Company Board has received the opinion of Goldman, Sachs & Co., dated on or about the date on which the Company shall have executed this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be payable to holders of Company Common Stock (other than Parent and Merger Sub) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

SECTION 4.18.  Required Vote of the Company’s Shareholders.  If required by applicable Law, the Company Shareholder Approval is the only vote of holders of securities of the Company which is required to approve the Merger.

SECTION 4.19.  Material Contracts.

(a)  Section 4.19(a) of the Company Disclosure Letter identifies each Material Contract that is in effect as of the date hereof.  True, correct and complete copies of each have been made available to Parent other than to the extent that confidentiality restrictions, Laws (in particular Antitrust Laws) or other obligations applicable to the Company restrict the ability of the Company to provide copies of Material Contracts to Parent.  For purposes of this Agreement, “Material Contracts” mean each of the following contracts to which the Company or any of its Subsidiaries is a party or to which any of them is bound:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(ii) any Contract that, in any material respect, limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that restricts, in any material respect, the right of the Company and its Subsidiaries to sell to or purchase from any Person;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations, in each case that could result in payments in excess of one million dollars ($1,000,000), other than for indemnification and guarantee agreements entered into in the ordinary course of business;

(iv) any Contract with any Governmental Entity other than Contracts involving the sale of products or services;

(v) any Contract pursuant to which the Company or any of its Subsidiaries grants to or receives from any Person any material rights or interests in or to any Intellectual Property (other than Contracts for generally commercially available computer software or grants in the ordinary course of business in a manner consistent with past practice);

(vi) any customer Contract providing for “most favored nation” pricing; or

(vii) any Contract governing indebtedness for borrowed money.

(b)  To the Knowledge of the Company, neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  No agreement governing joint ventures of the Company or any of its Subsidiaries contains terms which would reasonably be expected to impair in any material respect (i) the ability of the Company and its Affiliates to conduct their business as currently conducted or (ii) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 4.20.  Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, to the Knowledge of the Company (i) all current, material insurance policies and contracts of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid.  Neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.21.  Finders or Brokers.  Except for Goldman, Sachs & Co., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated hereby.

SECTION 4.22.  Anti-Corruption.

(a)  To the Knowledge of the Company, none of the Company or its Subsidiaries nor any of their respective Representatives, has in the past five (5) years, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit, (i) to (A) any Government Official or (B) any company, business or other entity owned or controlled, directly or indirectly by any person described in the foregoing clause (A), for the purpose of influencing any act or decision of that Person, securing any improper advantage, or inducing that Person to use his or her influence with a Government Official or a Governmental Entity to influence any act or decision of any Government Official or Governmental Entity, whether or not lawful, or (ii) to any officer, employee, agent, or representative of another company or organization, without that company’s or organization’s knowledge and consent, with the intent to influence improperly the recipient’s action with respect to his or her company’s business, or to gain a commercial benefit to the detriment of the recipient’s company or organization, or to induce the recipient to violate a duty of loyalty to his employer, or which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.  To the Knowledge of the Company, the Company and its Subsidiaries are and at all times in the past five years (to the extent applicable) have been in compliance with the Bribery Act and all other Bribery Legislation, including all Laws enacted to implement the Organization For Economic Co–operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

(b)  To the Knowledge of the Company, the Company and its Subsidiaries are, and for the past five (5) years have been, (to the extent applicable) in compliance, in all material respects, with the Trade Controls Laws.  To the Knowledge of the Company, none of the Company or its Subsidiaries nor any of their officers, directors or agents acting on behalf of such party (i) has been or is designated on the List of Specially Designated Nationals and Blocked Persons maintained by OFAC, or similar lists maintained by the U.S. government, United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, or is owned or controlled by any entity or person so listed or (ii) has participated in the past five (5) years in any transaction or other activities involving such designated person or entity, or any country that is or was during that period subject to economic sanctions administered by OFAC, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, except for such transactions or activities as were authorized under applicable Law.

SECTION 4.23.  Fyffes Transaction Agreement.  Prior to or concurrently with the execution and delivery of this Agreement by the Company, the Fyffes Transaction Agreement has been validly terminated in accordance with its terms.

SECTION 4.24.  No Other Representations.  Except for the representations and warranties contained in this Article IV or in any certificates delivered by the Company at the Expiration Time pursuant to clauses (e) and (f) of Annex A, Parent and Merger Sub acknowledge that neither the Company nor any Representative of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Except as fairly disclosed in a letter (the “Parent Disclosure Letter”) delivered to the Company by Parent immediately prior to the execution of this Agreement (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

SECTION 5.1.  Organization and Corporate Power.  Parent is a limited company duly incorporated, validly existing and in good standing under the Laws of England and Wales and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New Jersey and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  Burlingtown UK LTD is a private company limited by shares duly incorporated, validly existing and in good standing under the Laws of England and Wales and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  Erichton Investments Ltd. is a private company limited by shares duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

SECTION 5.2.  Capitalization of Merger Sub.

(a)  Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien either directly or indirectly through one or more wholly owned Subsidiaries (or, in the case that Parent’s rights, interests or obligations have been assigned to an Affiliate of Parent pursuant to Section 9.9, by that Affiliate either directly or indirectly through one or more wholly owned Subsidiaries).

SECTION 5.3.  Corporate Authority Relative to this Agreement; State Takeover Statutes; No Violation.

(a)  Each of Parent, Merger Sub and the Guarantors has all requisite corporate power and authority to enter into this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the boards of directors of Parent, Merger Sub and the Guarantors and Parent in its capacity as the sole stockholder of Merger Sub and, except for the filing of the Certificate of Merger with the Department of Treasury of the State of New Jersey, no other corporate proceedings on the part of Parent, Merger Sub or the Guarantors is necessary to authorize the consummation of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent, Merger Sub and the Guarantors and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent, Merger Sub and the Guarantors, enforceable against Parent, Merger Sub and the Guarantors.  Neither Parent nor Merger Sub is or has been at any time an “interested stockholder” of the Company or an “affiliate” or “associate” of an “interested shareholder” (as such terms are defined in Section 14A:10A−3 of the NJBCA).  Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d−3 of the Exchange Act) any Shares.  No other Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement, the Transactions or the other transactions contemplated hereby.

(b)  Other than in connection with or in compliance with (i) the Securities Act, (ii) the Exchange Act, (iii) the HSR Act, (iv) any applicable requirements of other Antitrust Laws, (v) the requirement to file the Certificate of Merger with the Department of the Treasury of the State of New Jersey, (vi) any applicable requirements of the NYSE and (vii) the Clearances set forth in Section 5.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent, Merger Sub and the Guarantors of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings (i) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) as may arise as a result of facts or circumstances relating to the Company or any of its Affiliates or Laws or contracts binding on the Company or any of its Affiliates.

(c)  The execution and delivery by Parent, Merger or the Guarantors of this Agreement do not, and, except as described in Section 5.3(b), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any Contract binding upon Parent, the Guarantors or any of their Subsidiaries or result in the creation of any Liens upon any of the properties, rights or assets of Parent, the Guarantors or any of their Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Organizational Documents of Parent, Merger Sub or the Guarantors or (iii) conflict with or violate any Laws applicable to Parent, the Guarantors or any of their Subsidiaries or any of their respective properties or assets, other than, (A) in the case of clauses (i), (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (B) as may arise as a result of facts or circumstances relating to the Company or its Affiliates or Laws or contracts binding on the Company or its Affiliates.

SECTION 5.4.  Information Supplied.

(a)  The Schedule TO, at the time of filing with the SEC, and the other Offer Documents, at the time of any distribution or dissemination thereof, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and, at the time of such filing, at the time of such distribution or dissemination and at the Acceptance Time, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

(b)  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any Company Disclosure Document (i) in the case of the Proxy Statement, as amended or supplemented, if applicable, at the date it or any amendment or supplement is mailed to holders of the Shares and at the time of the Company Shareholders Meeting, if any, and (ii) in the case of any Company Disclosure Document (other than the Proxy Statement), at the time such Company Disclosure Document is filed with the SEC, at any time it is amended or supplemented and at the time of any distribution or dissemination thereof, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

SECTION 5.5.  Legal Proceedings.  As of the date hereof, there are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent nor any of the Parent Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.6.  Financing.  (a) Parent, Merger Sub and the Guarantors have sufficient cash and marketable securities on hand or other sources of immediately available funds to enable them to pay the aggregate consideration in the Offer, the aggregate Merger Consideration, the aggregate Company Stock Option payments pursuant to Section 6.10(a), the aggregate Company RSU payments pursuant to Section 6.10(b), the aggregate Deferred Share Right payments pursuant to Section 6.10(c), the aggregate Company ESPP payments pursuant to Section 6.10(d) and the payment of all fees, costs and expenses to be paid by Parent, Merger Sub or the Surviving Corporation related to the transactions contemplated by this Agreement (such amounts, collectively, the “Required Payment Amount”) and (b) Parent has delivered to the Company a true, correct and complete copy of (x) the executed ABL Commitment Letter (it being understood and agreed that any fee letters provided have been redacted in a customary manner) providing, subject to the terms and conditions therein, for debt financing in the aggregate amount set forth therein for the repayment or refinancing of the Company Credit Agreement, if any, required as a result of the transactions contemplated by this Agreement (the “ABL Financing”) and (y) the executed Change of Control Offer Letter with respect to the obligation of the Company and Chiquita Brands L.L.C. to offer to purchase the 7.875% senior secured notes due 2021 pursuant to the indenture relating thereto as a result of the transactions contemplated by this Agreement (such obligation, the “Debt Purchase”).  At the Acceptance Time, Parent and Merger Sub will have sufficient cash on hand or other sources of immediately available funds to enable them to (i) pay the Required Payment Amount and (ii) consummate the transactions contemplated by this Agreement.  As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy any term or condition of closing to be satisfied by it contained in the Debt Letters.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Letters or, to the Knowledge of Parent, that would, individually or in the aggregate, permit the financial institutions party thereto to terminate, or to not make the initial funding of the facilities to be established thereunder upon satisfaction of all conditions thereto.  Except as set forth in the applicable Debt Letter, there are no (i) conditions precedent to the respective obligations of the Financing Sources that are party to the ABL Commitment Letter to fund the full amount of the ABL Financing, (ii) conditions precedent to the obligations of Bank J. Safra Sarasin AG to make the Debt Purchase in accordance with the terms of the Change of Control Offer Letter or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the ABL Financing or the Debt Purchase to which either Parent, Merger Sub or any of their respective Affiliates is a party that would (A) permit the Financing Sources that are party to the ABL Commitment Letter to reduce the total amount of the ABL Financing, or that would materially and adversely affect the availability of the ABL Financing, or (B) permit Bank J. Safra Sarasin AG to decline to make the Debt Purchase or comply with the terms of the Change of Control Offer Letter.  As of the date of this Agreement, the Debt Letters have not been amended or modified and the respective commitments contained therein have not been withdrawn or rescinded in any respect.

SECTION 5.7.  Broker’s Fees.  Neither Parent nor Merger Sub nor any of their respective officers or directors, on behalf of Parent or Merger Sub, has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby, except for Credit Suisse Securities (USA) LLC, the fees of which shall be the sole responsibility of Parent or Merger Sub.

SECTION 5.8.  Operations of Cavendish and its Affiliates.  Neither Parent nor any of its Affiliates derive any revenue from the growing, handling or selling of bananas, other than in connection with investments in the Company described on Section 5.3(a) of the Parent Disclosure Letter.

SECTION 5.9.  Interim Operations of Merger Sub.  Merger Sub has not engaged in any business activities or conducted any operations and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than in connection with the Offer, the Merger and the other transactions contemplated by this Agreement.

SECTION 5.10.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, the Company acknowledge that neither Parent, Merger Sub nor any Representative of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

SECTION 6.1.  Company Conduct of Business Prior to the Effective Time.

(a)  At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by applicable Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 6.1 of the Company Disclosure Letter (it being agreed that disclosure of any matter in any sub-section of Section 6.1 of the Company Disclosure Letter shall be deemed a disclosure with respect to any other sub-section of this Section 6.1 to which the relevance of such information is reasonably apparent), or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects, and use all reasonable efforts to maintain and preserve its business organization and its material rights and maintain relationships with customers, suppliers and other third parties; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 6.1(b).

(b)  At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Section 8.1, except as may be required by applicable Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 6.1 of the Company Disclosure Letter, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other Securities of the Company or its Subsidiaries), except dividends and distributions paid or made on a pro rata basis by Subsidiaries in the ordinary course consistent with past practice;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Company Subsidiary (unless such transaction would be reasonably expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement) which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) shall not, and shall not permit any of its Subsidiaries to (A) grant any Company Stock Options, Company Restricted Stock, Company RSUs, Deferred Share Rights or any other equity-based awards or long-term incentives other than in the ordinary course of business consistent with past practice, (B) increase the compensation or other benefits payable or provided to the Company’s current or former directors, corporate officers or executive officers other than in the ordinary course of business consistent with past practice, (C) increase the compensation or other benefits payable or provided to the Company’s employees who are not current or former directors, corporate officers or executive officers, other than in the ordinary course of business and consistent with past practices, (D) enter into any employment, change of control, severance or retention agreement with any Material Employee of the Company (except (1) to the extent necessary to replace a departing employee who was party to such an agreement, in which case, any such new agreement shall not provide for compensation or benefits materially in excess of the compensation or benefits payable to such departing employee at the time of his or her termination, (2) for employment agreements terminable on less than thirty (30) days’ notice without penalty or liability or (3) for severance agreements that provide severance benefits that are not in excess of those benefits provided under a severance plan of the Company, as in effect on the date hereof, entered into with employees in the ordinary course of business and consistent with past practices in connection with terminations of employment), (E) terminate the employment of any corporate officers or executive officers other than for cause, (F) amend any performance targets with respect to any outstanding bonus or equity awards, (G) increase the funding obligation or contribution rate of any Company Benefit Plan subject to Title IV of ERISA other than in the ordinary course of business and consistent with past practices, (H) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (I) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or other agreement with a labor union or labor organization (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in the case of each of sub-clauses (A) through (I) of this Section 6.1(b)(iii), as required by existing written agreements or Company Benefit Plans in effect as of the date of this Agreement or as otherwise required by applicable Law.  Notwithstanding the foregoing, the Company and its Subsidiaries shall be able to make routine promotions in the ordinary course of business consistent with past practice;

(iv) shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of the Company, except as required by GAAP or applicable Law;

(v) shall not, and shall not permit any of its Subsidiaries to, authorize or announce an intention to authorize, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed five million dollars ($5,000,000) in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any Clearance required to satisfy an Offer Condition or that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement (including the Merger), and (ii) in respect of any mergers, consolidations or business combinations among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement), or pursuant to existing contracts set forth in Section 6.1(b)(v) of the Company Disclosure Letter;

(vi) shall not amend the Company’s Organizational Documents in any manner that would adversely affect the consummation of the transactions contemplated by this Agreement, and shall not permit any of its Subsidiaries to adopt any material amendments to its Organizational Documents;

(vii) shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Stock Option under any existing Company Benefit Plan, other than (A) issuances of Company Common Stock in respect of any exercise of Company Stock Options or the vesting or settlement of Company RSUs,  Deferred Share Rights or rights to purchase shares of Company Common Stock pursuant to the Company ESPP outstanding on the date hereof or, with respect to Company Stock Options, Company Restricted Stock, Company RSUs, Deferred Share Rights or rights to purchase shares of Company Common Stock pursuant to the Company ESPP, as may be granted after the date hereof in accordance with this Section 6.1(b), (B) withholding of Company Common Stock to satisfy Tax obligations pertaining to the exercise of Company Stock Options or the vesting or settlement of Company Restricted Stock, Company RSUs or Deferred Share Rights or to satisfy the exercise price with respect to Company Stock Options or to effectuate an optionee direction upon exercise; (C) issuances of Company Common Stock upon conversion of the Convertible Notes outstanding as of the date of this Agreement; (D) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement);

(viii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Company Common Stock tendered by holders of Company Stock Options, Company Restricted Stock, Company RSUs, Deferred Share Rights or rights to purchase shares of Company Common Stock pursuant to the Company ESPP in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

(ix) shall not, and shall not permit any of its Subsidiaries to, (1) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement), (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of the Company or any of its Subsidiaries, (C) guarantees by the Company of indebtedness for borrowed money of Company Subsidiaries or guarantees by the Company Subsidiaries of indebtedness for borrowed money of the Company or any Company Subsidiary, which indebtedness is incurred in compliance with this Section 6.1(b)(ix), (D) indebtedness for borrowed money incurred pursuant to agreements entered into by the Company or its Subsidiaries in effect prior to the execution of this Agreement and set forth in Section 6.1(b)(ix) of the Company Disclosure Letter (or entered into to refinance such indebtedness), (E) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (F) indebtedness for borrowed money not to exceed five million dollars ($5,000,000) in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with sub-clauses (A) through (D), inclusive; provided that nothing contained herein shall prohibit the Company and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice or (2) take any action that would prohibit the administrative agent of the lenders under the ABL Financing to have a perfected first priority security interest in any collateral under the ABL Financing that would be the subject of a perfected first priority security interest under the Company Credit Agreement;

(x) shall not, and shall not permit any of its Subsidiaries to, make any loans to any other Person involving in excess of five million dollars ($5,000,000) individually or in the aggregate, except (A) (unless such transaction would be reasonably expected to have adverse Tax consequences with respect to the transactions contemplated by this Agreement) for loans among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (B) as set forth in Section 6.1(b)(x) of the Company Disclosure Letter;

(xi) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to sub-clause (ix) hereof, (C) sales of inventory in the ordinary course of business, (D) for transactions involving less than one million dollars ($1,000,000) individually and five million dollars ($5,000,000) in the aggregate, (E) (unless such transaction would be reasonably expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (F) items set forth in Section 6.1(b)(xi) of the Company Disclosure Letter;

(xii) shall not, and shall not permit any of its Subsidiaries to, compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending against the Company or any of its Subsidiaries (for the avoidance of doubt, not including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than (A) the compromise or settlement of claims, litigation, investigations or proceedings of the type described in Section 6.1(b)(xii)(A) of the Company Disclosure Letter (the “Section 6.1(b)(xii)(A) Claims”), as set forth in Section 6.1(b)(xii)(A) of the Company Disclosure Letter and (B) in the case of any other such claims, litigations, investigations or proceedings that are not Section 6.1(b)(xii)(A) Claims, any such compromise or settlement that (x) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, the applicable amounts set forth in Section 6.1(b)(xii)(B) of the Company Disclosure Letter or five million dollars ($5,000,000) (whichever amount is lower), (y) does not impose any material injunctive relief on the Company and its Subsidiaries, or otherwise as required by applicable Law or any judgment by a court of competent jurisdiction and (z) does not relate to any class action type claims, litigation, investigations or proceedings;

(xiii) shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes for the Company or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material amount of Tax refund or initiate or engage in any discussions or written communications with any Tax Authority relating to any of the foregoing;

(xiv) shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure or expenditures, or commit to do so, materially in excess of the amounts set forth in Section 6.1(b)(xiv) of the Company Disclosure Letter;

(xv) except in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Material Contract, or materially modify, materially amend or terminate any Material Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned, in each case as applicable, would reasonably be expected to impair in any material respect (x) the ability of the Company and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the Parties to realize the anticipated benefits of the transactions contemplated hereby;

(xvi) shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would reasonably be expected to impair in any material respect (x) the ability of the Company and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby, (A) for the sale, lease, or transfer (including the licensing, subleasing, or assigning) of any Owned Real Property or Leased Real Property, (B) to amend or modify in any material respect any Lease, or (C) to lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained, prior to the date hereof, would constitute Owned Real Property or Leased Real Property.

(xvii) shall not, and shall not permit any of its Subsidiaries to, other than in the ordinary course of business, alter any intercompany arrangements or agreements or the ownership structure among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have material Tax consequences to the Company or any of its Subsidiaries;

(xviii) shall not, and shall not permit any of its Subsidiaries to, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by the Company covering the Company or any of its Subsidiaries, or their respective properties unless such terminated policies are replaced by a comparable amount of insurance coverage;

(xix) shall not adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Material Subsidiaries; and

(xx) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

SECTION 6.2.  Preparation of the Proxy Statement; Shareholders Meeting.  If the Company Shareholder Approval is required under the NJBCA in order to consummate the Merger, then:

(a)  As promptly as practicable after the Acceptance Time, the Company shall file with the SEC the Proxy Statement to be sent to the shareholders of the Company relating to the Company Shareholders Meeting.  Parent shall furnish all information as may be reasonably requested by the Company in connection with any such action and the preparation, filing and distribution of the Proxy Statement.

(b)  As promptly as practicable after the clearance of the Proxy Statement by the SEC, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders.  No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent with a reasonable opportunity to review and comment thereon.

(c)  The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Transactions.

(d)  The Company shall, as soon as practicable following the clearance of the Proxy Statement by the SEC, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of seeking the Company Shareholder Approval.

(e)  Unless the Company has effected a Company Change of Recommendation, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to (x) solicit from its shareholders proxies in favor of the adoption of this Agreement, and (y) take all other action necessary or advisable to secure the Company Shareholder Approval.

SECTION 6.3.  No Solicitation.

(a)  The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors or employees shall, and that it shall use all reasonable efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of, any Alternative Proposal, or (ii) participate in any discussions or negotiations regarding an Alternative Proposal with, or furnish any nonpublic information of the Company to, any Person that has made or, to the Knowledge of the Company, is considering making an Alternative Proposal, except to notify such Person as to the existence of the provisions of this Section 6.3.  The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Alternative Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

(b)  Notwithstanding the limitations set forth in Section 6.3(a), if the Company receives a bona fide unsolicited written Alternative Proposal or inquiry or proposal from a Person who is intending on making an Alternative Proposal and the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that the failure to take the actions described in clauses (x) and (y) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and which Alternative Proposal, inquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 6.3, the Company may take any or all of the following actions: (x) furnish nonpublic information to the third party (and any Persons working in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Alternative Proposal (provided that all such information has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person(s)), if, and only if, prior to so furnishing such information, the Company receives from the third party and persons acting in concert with the third party an executed confidentiality agreement on terms not less restrictive of such Person than the Confidentiality Agreement (other than to permit the submission of a proposal to the Company Board or publicly announce the submission of a proposal and communicate with the Company’s shareholders in connection therewith) and (y) engage in discussions or negotiations with the third party (and such other Persons) with respect to such Alternative Proposal.  The Company will promptly (and in any event within forty eight (48) hours of receipt) notify Parent orally and in writing of the receipt of any Alternative Proposal or any communication or proposal that may reasonably be expected to lead to an Alternative Proposal and shall, in the case of any such notice to Parent as to receipt of an Alternative Proposal, indicate the material terms and conditions of such Alternative Proposal or such communication or proposal (including any changes to such material terms and conditions) and the identity of the Person making any such Alternative Proposal and thereafter shall promptly keep Parent reasonably informed on a current basis of any material change to the terms and status of any such Alternative Proposal.  The Company shall provide to Parent as soon as reasonably practicable after receipt or delivery thereof (and in any event within forty eight (48) hours of receipt or delivery) copies of all written correspondence and other written material exchanged between the Company or any of its Subsidiaries and the Person making an Alternative Proposal (or such Person’s Representatives) that describes any of the material terms or conditions of such Alternative Proposal.  The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company or any of its Subsidiaries from providing such information to Parent or complying with its obligations to Parent under this Agreement.

(c)  Except as set forth in Section 6.3(d), Section 6.3(e) and Section 6.3(f) below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Parent), or propose publicly to withdraw (or modify in any manner adverse to Parent), the Company Recommendation, or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Alternative Proposal (any action in this clause (i) being referred to as a “Company Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Company Change of Recommendation and (y) for the avoidance of doubt, the provision by the Company to Parent of notice or information in connection with an Alternative Proposal or Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Company Change of Recommendation) or (ii) cause or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement, license agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Alternative Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate the Merger (other than as contemplated by and in accordance with Section 6.3(i) and other than a confidentiality agreement referred to in Section 6.3(b)).

(d)  Nothing in this Agreement shall prohibit or restrict the Company Board, at any time prior to the Acceptance Time, from making a Company Change of Recommendation if the Company Board has concluded in good faith (after consultation with the Company’s outside legal counsel and financial advisors) (i) that an Alternative Proposal constitutes a Superior Proposal and (ii) that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e)  Nothing in this Agreement shall prohibit or restrict the Company Board, in response to an Intervening Event, from making a Company Change of Recommendation at any time prior to obtaining the Company Shareholder Approval if the Company Board has concluded in good faith (after consultation with the Company’s outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.  Notwithstanding any Company Change of Recommendation under this Agreement, unless this Agreement has been terminated in accordance with Section 8.1, the Company shall hold the Company Shareholders Meeting in accordance with Section 6.2 for purposes of obtaining the Company Shareholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation.

(f)  Nothing contained in this Agreement shall prohibit or restrict the Company or the Company Board from (i) taking and disclosing to the shareholders of the Company a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the shareholders of the Company if, in the good faith judgment of the Company Board (after consultation with the Company’s outside legal advisors), failure to so disclose would be reasonably likely to give rise to a violation of applicable Law; provided, however, that any such disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or the Merger, as applicable, or an Alternative Proposal shall be deemed to be a Company Change of Recommendation unless the Company in connection with such disclosure publicly and expressly states that the Company Board rejects the applicable Alternative Proposal or publicly and expressly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board, without disclosing or effecting any Company Change of Recommendation.

(g)  As used in this Agreement, “Alternative Proposal” shall mean any bona fide proposal or bona fide offer made by any Person for (i) the acquisition of the Company by takeover offer or business combination transaction; (ii) the acquisition by any Person of twenty five percent (25%) or more of the assets of the Company and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of the Company’s Subsidiaries); (iii) the acquisition by any person (or the shareholders of any Person) of twenty five percent (25%) or more of the outstanding Company Common Stock; or (iv) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving the Company as a result of which the holders of Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least seventy five percent (75%) of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(h)  As used in this Agreement “Superior Proposal” shall mean an unsolicited written bona fide Alternative Proposal made by any Person that the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) is more favorable to the holders of Company Common Stock than the transactions contemplated by the this Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Company Board considers to be appropriate (it being understood that, for purposes of the definition of “Superior Proposal”, references to “twenty five percent (25%)” and “seventy five percent (75%)” in the definition of Alternative Proposal shall be deemed to refer to “fifty percent (50%)”).

(i)  The Company may terminate this Agreement, at any time prior to obtaining the Company Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Superior Proposal; provided that the Company Board has concluded in good faith (after consultation with the Company’s outside legal counsel and financial advisors) (1) that an Alternative Proposal constitutes a Superior Proposal and (2) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

SECTION 6.4.  Publicity.  Except with respect to, or following, any Company Change of Recommendation made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law or the rules of the NYSE (or any other securities market).

SECTION 6.5.  Notification of Certain Matters.  Parent and the Company shall each give prompt notice to the other Party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving Party from any third Person alleging that the consent or approval of such third Person is or may be required in connection with the Transactions and the other transactions contemplated by this Agreement and such consent could (in the good faith determination of such Party) reasonably be expected to prevent or materially delay the consummation of the Transactions or the other transactions contemplated by this Agreement; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Transactions and the other transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Transactions or the other transactions contemplated hereby or (B) result in the failure of any condition to the Offer or the Merger set forth in Annex A and ARTICLE VII to be satisfied.

SECTION 6.6.  Access to Information.

(a)  The Company shall afford Parent and its Representatives reasonable access during normal business hours, throughout the period from the date hereof until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Section 8.1, to the Company’s and the Company Subsidiaries’ properties, employees, contracts, commitments, books and records, financial and operating data, any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws for purposes of integration planning and/or effecting the Merger or consummating the ABL Financing.  The Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to cause its and their respective Representatives to, on a timely basis, provide all reasonable cooperation requested by Parent, Merger Sub and/or the Financing Sources that is reasonably necessary and customary to assist Merger Sub in connection with Merger Sub obtaining the ABL Financing.

(b)  Notwithstanding the foregoing, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of the Company Subsidiaries, would cause a violation of any agreement to which the Company or any Company Subsidiary is a party, would cause a risk of a loss of privilege to the Company or any Company Subsidiary or would constitute a violation of any applicable Law (including Antitrust Laws); provided that the Company shall use its reasonable efforts to cause such information to be provided in a manner that would not result in such violation or loss of privilege.  If any material is withheld by the Company pursuant to the preceding sentence, the Company shall (subject to the preceding sentence) inform Parent as to the general nature of what is being withheld.  No investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein or any of the Offer Conditions hereunder.

(c)  The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Evaluation Materials, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

SECTION 6.7.  Efforts.

(a)  Subject to the terms and conditions hereof, the Parties each agree to use all reasonable efforts to achieve satisfaction of the Offer Conditions as promptly as reasonably practicable following the date hereof and in any event no later than the Outside Date.

(b)  Subject to the terms and conditions hereof, the Parties each agree to use all reasonable efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby (including the Offer and the Merger) as promptly as practicable;

(ii) as promptly as reasonably practicable, obtain from, make with or provide to any Governmental Entity any Clearances required to be obtained as described in clause (b) of Annex A, made or provided by the Company or any Company Subsidiary in connection with the consummation of the transactions contemplated hereby (including the Offer and the Merger);

(iii) as promptly as reasonably practicable, make all filings, and thereafter make any other required or appropriate submissions, that are required or reasonably necessary to consummate the transactions contemplated by this Agreement (including the Offer and the Merger), including (A) under the HSR Act (it being agreed that the Parties shall make their respective filings under the HSR Act no later than fifteen (15) Business Days after the date hereof), (B) under the EC Merger Regulation (if applicable) or (C) under any other Antitrust Laws or foreign investment Laws; and

(iv) as promptly as reasonably practicable, take reasonable actions to obtain from, make with or provide to any third party any Clearances required to be obtained, made or provided by the Company or any Company Subsidiary in connection with the consummation of the transactions contemplated hereby (including the Offer and the Merger);

provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall the Company or any Company Subsidiary be required to pay, prior to the Effective Time, any fee, penalty or other consideration (other than fees payable to competition authorities or other Governmental Entity or the payment of the costs and expenses of professional advisors) to any third party for any Clearance required in connection with the consummation of the transactions contemplated by this Agreement (including the Offer and the Merger) under any contract or agreement.

(c)  Subject to the terms and conditions hereof, including Section 6.7(f), each of the Parties agrees, and shall cause each of their respective Subsidiaries and Affiliates, to cooperate and to use all reasonable efforts to (i) obtain any Clearances required in connection with the consummation of the transactions contemplated hereby (including the Offer and the Merger) under the HSR Act, the EC Merger Regulation (if applicable) and any other applicable merger control legislation or federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), and (ii) respond to any reasonable requests of any Governmental Entity for information or documentary material under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decision, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Offer or the Merger or any other transactions contemplated by this Agreement under any Antitrust Law.  The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission.

(d)  The Parties shall (i) promptly advise each other of (and the other shall so advise with respect to communications received by any Subsidiary of a Party) any written or oral communication from any Governmental Entity or third party whose Clearance is required or reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement (including the Offer and the Merger); (ii) not participate in any meeting or discussion with any Governmental Entity in respect of any filing, investigation, or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by such Governmental Entity, gives the other Party the opportunity to attend; and (iii) promptly furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries, Affiliates and Representatives, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of a Party or their respective Affiliates, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns.  None of the Parties shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.  With respect to any notice, documentation or other communication required to be given by either Party to the other Party pursuant to this Section 6.7(d), such first Party may give such notice, documentation or other communication to such second Party’s outside counsel, instead of directly to such second Party, if such first Party reasonably believes that doing so is required by, or advisable pursuant to, applicable Law.

(e)  Each Party will provide as promptly as practicable such information and documentary material as may be requested by a Governmental Entity following any such filing or notification and shall negotiate with any Governmental Entity in relation to any undertakings, orders, agreements or commitments which any such Governmental Entity requires to facilitate the Offer and the Merger.

(f)  In furtherance and not in limitation of the other covenants contained in this Section 6.7, the Parties agree to take, or cause to be taken (including by its Subsidiaries and Affiliates), any and all steps and to make, or cause to be made (including by its Subsidiaries and Affiliates), any and all undertakings necessary to resolve such objections, if any, that a Governmental Entity may assert under any Antitrust Law with respect to the Offer or the Merger, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Offer or the Merger, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date, in each case as may be required in order to obtain all Clearances required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Offer or the Merger under any Antitrust Law, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Offer or the Merger or delay the Closing beyond the Outside Date.  To assist the Parties in complying with their respective obligations set forth in this Section 6.7, each Party shall, and shall cause its Subsidiaries and Affiliates to, enter into one or more agreements required by the Governmental Entity to be entered into by any of them prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits such Person’s, its Subsidiaries’, or, its Affiliates’, conduct of business or freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests or properties of the Company or any Company Subsidiary or any equity or other interest in any joint venture held by the Company or any Company Subsidiary (each, a “Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing.  Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.7 shall require, or be deemed to require, (x) the Parties (or any of their respective Subsidiaries or Affiliates) to (and the Parties shall not, and shall cause their respective Subsidiaries not to, without the prior written consent of the other Party) take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its Subsidiaries) business in any specified manner) if doing so would individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or (y) Parent or any of its Affiliates to take any Divestiture Action with respect to any of the businesses, assets, equity interests or properties of Parent or any of its Affiliates or any equity or other interest in any joint venture held by Parent or any of its Affiliates before giving effect to any Transaction (any such action described in clause (x) or (y), a “Burdensome Condition”).

SECTION 6.8.  Directors’ and Officers’ Indemnification and Insurance.

(a)  Parent agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favor of each present and former director, officer or employee of the Company or any of its Subsidiaries provided for in their respective Organizational Documents or in any agreement to which the Company or any of its Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the Transactions and shall continue in full force and effect in accordance with their terms.  For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organizational Documents of the Company and its Subsidiaries or in any agreement to which the Company or any of its Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Effective Time or within such six (6) year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Section 6.8(a) in respect thereof shall continue until disposition thereof.  From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor and guaranty, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.8 without limit as to time.

(b)  At and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with his or her respective heirs and representatives, a “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries, in each case occurring or alleged to have occurred at or before the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).

(c)  For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Acceptance Time maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time (provided that Parent may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insured) or (ii) a “tail” policy (which the Company may purchase at its option prior to the Effective Time so long as the cost therefor is less than $1.4 million (or such higher amount as may be approved by Parent), and, in such case, Parent shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honored by the Surviving Corporation) under the Company’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, is from a carrier with comparable credit ratings to the Company’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favorable to the insured than those of the Company’s directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date hereof (as set forth in the Company Disclosure Letter) in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d)  The rights of each Indemnified Party under this Section 6.8 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organizational Documents of the Company or any of its Subsidiaries, as applicable, any agreement, any insurance policy, the NJBCA (or any other applicable Law) or otherwise.  The provisions of this Section 6.8 shall survive the Transactions and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.8 and shall be entitled to enforce the covenants contained in this Section 6.8).  Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 6.8.

(e)  In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than fifty percent (50%) of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.8.

SECTION 6.9.  Financing.  Parent and Merger Sub shall make available to the Company from and after the Acceptance Time all funds necessary to satisfy any obligations of the Company to the Company’s debt holders that may arise as a result of the Transaction.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or the Company Subsidiaries in connection with ABL Financing or the Debt Offer and cooperation pursuant to the last sentence of Section 6.6(a).

SECTION 6.10.  Employee Benefit and Compensation Matters.

(a)  Each Company Stock Option that is outstanding at the Acceptance Time shall, at the Acceptance Time, become vested in full and shall (to the extent then outstanding) be cancelled at the Effective Time, in exchange for the right to receive a cash payment from the Company to the holder thereof equal to the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the excess, if any, of (1) Offer Price, over (2) the per share exercise price for such option (subject to applicable withholding).

(b)  Each Company Restricted Stock award outstanding at the Acceptance Time shall, at the Acceptance Time, become vested in full. Each Company RSU issued and outstanding at the Acceptance Time shall, at the Acceptance Time, become vested in full. For purposes of this Section 6.10(b), any and all performance-based vesting conditions applicable to any Company Restricted Stock award and Company RSU will be deemed achieved at target performance levels (except that performance conditions applicable to Company RSUs which are either (i) relocation retention awards or (ii) stock price trigger awards shall be deemed fully achieved).  The Company shall be permitted to retain shares of Common Stock subject to awards of Company Restricted Stock and Company RSUs which become vested in accordance with this Section 6.10(b) in satisfaction of the statutorily required minimum amount of tax withholding due upon such vesting. Shares of Common Stock issued in respect of awards of Company Restricted Stock and Company RSUs which become vested in accordance with this Section 6.10(b) shall be treated in the manner set forth in Article III upon the Effective Time.

(c)  Prior to the Effective Time, the Company shall take such actions as it deems necessary or desirable to provide that, as of the Effective Time, each outstanding right to acquire shares of Company Common Stock on a deferred basis other than a Company RSU (each, a “Deferred Share Right”) shall be equitably adjusted so as to represent the right to receive a cash payment from the Company to the holder thereof equal to the number of shares of Company Common Stock subject to the Deferred Share Right multiplied by the Offer Price. Parent shall cause such payment to be paid in accordance with the existing terms and conditions of the applicable Deferred Share Right.

(d)  As soon as practicable following the date hereof, the Company Board (or, if appropriate, any committee of the Company Board administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required to provide that with respect to the Company ESPP (i) participation following the date hereof shall be limited to those employees who participate on the date hereof, (ii) except to the extent necessary to maintain the status of the Company ESPP as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deductions or purchase elections from those in effect on the date hereof, (iii) no offering period shall be commenced after the date hereof, (iv) each participant’s outstanding right to purchase shares of Company Common Stock under the Company ESPP shall terminate on the day immediately prior to the day on which the Acceptance Time occurs (if not earlier terminated pursuant to the terms of the Company ESPP); provided that all amounts allocated to each participant’s account under the Company ESPP as of such date shall thereupon be used to purchase from the Company whole shares of Company Common Stock at the applicable price determined under the terms of the Company ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period, (v) shares of Company Common Stock purchased thereunder shall be converted at the Effective Time into the right to receive an amount in cash equal to the Offer Price (subject to applicable withholding) and (vi) the Company ESPP shall terminate immediately following such purchases of shares of Company Common Stock.

(e)  The Parent shall cause the Company to pay all amounts payable pursuant to Section 6.10(a), Section 6.10(b) and Section 6.10(d) at or as soon as reasonably practicable (but in any event no later than five business days) following the Effective Time; provided that, to the extent any such amounts relate to a Company RSU that is nonqualified deferred compensation under Section 409A of the Code, the Company shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU that will not trigger a tax or penalty under Section 409A of the Code.  All amounts payable pursuant to Section 6.10(a), Section 6.10(b) and Section 6.10(d) shall be subject to any required withholding of taxes and shall be paid without interest.

(f)  For a period of one (1) year following the Closing Date, Parent shall provide, or shall cause to be provided, to each employee of the Company or a Company Subsidiary (other than employees whose terms and conditions of employment are governed by a collective bargaining agreement) who remains employed by the Surviving Corporation and its Subsidiaries (the “Continuing Employees”) no less favorable terms and conditions of employment (excluding any severance benefits and also excluding any one-time, non-ordinary course retention, transition, or any other similar payment or benefit) than such Continuing Employee received immediately before the Acceptance Time; provided, however, that Parent shall not be obligated to provide Continuing Employees with equity-based compensation.  Further, and notwithstanding any other provision of this Agreement to the contrary, Parent or the Surviving Corporation shall provide any Continuing Employee whose employment terminates during the one-year period following the Closing Date with severance benefits (net of any statutorily required severance) that are no less favorable than the severance benefits which would have applied to such Continuing Employee (if any) immediately prior to the Acceptance Time.  Notwithstanding any other provision of this Agreement, Parent and the Surviving Corporation shall observe the provisions and obligations of any extant collective bargaining agreements until their expiration, modification or termination in accordance with their terms and applicable Law, that govern the employment of any employee of the Company or a Company Subsidiary who remains employed by the Surviving Corporation and its Subsidiaries.  Without limiting the obligations of Parent under the other provisions of this Section 6.10 or otherwise, from and after the Acceptance Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor all obligations under all Company Benefit Plans, compensation, retention, change in control, severance and similar agreements and arrangements in accordance with their terms.

(g)  For purposes of vesting, eligibility to participate and level of benefits under the employee benefit plans of Parent or an applicable Parent Subsidiary providing benefits to any Continuing Employees after the Effective Time, each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their predecessors before the Acceptance Time, to the same extent as such Continuing Employee was entitled, before the Acceptance Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Acceptance Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service.  Subject to Section 409A of the Code, Parent and the Company hereby acknowledge that a “change of control” (or similar phrase) within the meaning of each Company Benefit Plan (or an event of similar effect under the terms of such Company Benefit Plan) will occur upon the Acceptance Time, as applicable.

(h)  Parent will cooperate with the Company in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of the Company or any of its Subsidiaries in accordance with all applicable Laws and bargaining agreements, if any.

(i)  Without limiting the other provisions of this Section 6.10, Parent shall cause each employee of the Company or a Company Subsidiary who participates in the 2014 annual bonus or incentive plan to be paid an annual cash bonus in respect of 2014 based on actual performance, such bonus to be paid not later than March 15, 2015.

(j)  As of the Acceptance Time, Parent shall, or shall cause the Surviving Corporation, and any of its respective Subsidiaries or any of their respective third party insurance providers or third party administrators to, waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such employees may be eligible to participate in after the Acceptance Time and shall credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under any employee benefit plan of the Company or any Company Subsidiary during the plan year which includes the Closing Date for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent, Surviving Corporation or any of their respective Subsidiaries.  In addition, as of the Acceptance Time, Parent shall, and shall cause the Surviving Corporation and any applicable Company Subsidiary to, give Continuing Employees full credit for purposes of eligibility, vesting and determination of level of benefits under any employee benefit and compensation plans or arrangements maintained by Parent or an applicable Parent Subsidiary that such employees may be eligible to participate in after the Acceptance Time for such Continuing Employees’ service with the Company or any Company Subsidiaries to the same extent that such service was credited for purposes of any comparable employee benefit plan immediately prior to the Acceptance Time and in no event shall service prior to the Acceptance Time be required to be taken into account if such service credit would result in the duplication of benefits with respect to the same period.

(k)  Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, subject to applicable Law.  Notwithstanding any provision in this Agreement or the Laws of any jurisdiction to the contrary, nothing in this Section 6.10 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan, or (ii) create any third party rights in any current or former service provider of the Company or any of its Affiliates (or any beneficiaries or dependents thereof), or (iii) limit the rights of Parent or any Affiliate to amend, modify or terminate any Company Benefit Plan or any other benefit plan, program, agreement or arrangement.

SECTION 6.11.  Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

SECTION 6.12.  Security Holder Litigation.  In the event that any litigation related to this Agreement, the Transactions or the other transactions contemplated by this Agreement is brought against the Company and/or its directors by security holders of the Company, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed on a current basis with respect to the status thereof.  The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against the Company and/or its directors by security holders of the Company and no such settlement shall be agreed to by the Company or any Company Subsidiary without Parent’s prior written consent.

SECTION 6.13.  Section 14d-10(d) Matters.  Prior to the Acceptance Time, the Company (acting through the Company Board) shall take all such steps as may reasonably be required to cause each agreement, arrangement or understanding entered into by the Company or its Subsidiaries as of or after the date hereof with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

SECTION 6.14.  Voting of Shares.  Parent shall vote all shares of Company Common Stock Beneficially Owned by it or any of the Parent Subsidiaries as of the record date for the Company Shareholders Meeting, if any, in favor of approval of the Merger.

SECTION 6.15.  Merger Sub.  Parent and Merger Sub shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.  Notwithstanding any provision of this Agreement to the contrary, the shares of Merger Sub may be transferred to any wholly owned Subsidiary of Parent (or, in the case that Parent’s rights, interests or obligations have been assigned to an Affiliate of Parent pursuant to Section 9.9, to any wholly owned Subsidiary of that Affiliate).

SECTION 6.16.  Credit Agreement Clearance.  The Parties shall cooperate with each other and use all reasonable efforts to obtain any Clearance under the Company’s Credit Agreement required to be obtained in connection with the acceptance of a promissory note by the Company as consideration for the Top-Up Shares.

SECTION 6.17.  Fyffes Termination Fee.  The Company shall pay the fee set forth in the Fyffes Expenses Reimbursement Agreement (the “Fyffes Termination Agreement”) in compliance with the terms thereof.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.1.  Conditions to Obligations of Each Party.  The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent, Merger Sub and the Company):

(a)  Shareholder Approval.  If required by applicable Law to consummate the Merger, the Company Shareholder Approval shall have been obtained.

(b)  Statutes and Injunctions.  No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Entity that prohibits, prevents, or makes illegal the consummation of the Merger.

(c)  Purchase of Shares in the Offer.  Merger Sub shall have accepted for payment, or caused to be accepted for payment, all the Shares validly tendered and not validly withdrawn pursuant to the Offer.

ARTICLE VIII

TERMINATION

SECTION 8.1.  Termination.  This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval, if required by applicable Law, has been obtained (except as otherwise stated below):

(a)  By the mutual written consent of Parent and the Company;

(b)  By either of Parent or the Company:

(i) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party that has breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in any Governmental Entity of competent jurisdiction issuing an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger or such Order becoming final and non-appealable;

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(ii) if the Acceptance Time shall not have occurred by the date that is six (6) month anniversary of the execution and delivery of this Agreement by the Company (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party that has breached its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Acceptance Time to have occurred by the Outside Date; or

(iii) if the Offer shall have expired or been terminated with no purchases of Shares taking place thereunder; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any Party that has breached its obligations under this Agreement in any manner that shall have proximately caused or resulted in the expiration or termination of the Offer without any Shares being purchased therein;

(c)  By the Company:

(i) prior to the Acceptance Time, in order to enter into a binding agreement for a Superior Proposal in compliance with Section 6.3(i), if prior to or concurrently with such termination, the Company pays the Company Termination Fee due under Section 8.3(c);

(ii) if (A) the Offer shall not have been commenced within ten (10) Business Days following the date of this Agreement or (B) Merger Sub, in violation of this Agreement, fails to accept for payment and purchase validly tendered Shares pursuant to the Offer; or

(iii) prior to the Acceptance Time, if Parent or Merger Sub shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 7.1 or the failure of Merger Sub to consummate the Offer and (ii) is incapable of being cured by Parent by the Outside Date or, if capable of being cured, shall not have been cured by Parent within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company; or

(d)  By Parent:

(i) prior to the Acceptance Time, in the event that (A) a Company Change of Recommendation shall have occurred, (B) the Company enters into a definitive agreement with respect to a Superior Proposal (other than a confidentiality agreement referred to in Section 6.3(b)) or (C) the Company shall have failed to include the Company Recommendation in the Schedule 14D-9; or

(ii) if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or clauses (e) or (f) of Annex A and (ii) is incapable of being cured by the Company by the Outside Date or, if capable of being cured, shall not have been cured by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent.

SECTION 8.2.  Effect of Termination.  In the event of the termination of this Agreement by either Parent or the Company as provided in Section 8.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made.  In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto, other than the second sentence of Section 1.1(c), this Section 8.2, Section 8.3 and ARTICLE IX which provisions shall survive such termination; provided, however, that no such termination shall relieve any Party from liability for any fraud or intentional breach of its obligations hereunder, in which case, the aggrieved Party shall be entitled to all rights and remedies available at law or in equity, including, in the case of an intentional breach by Parent or Merger Sub, liability to the Company for damages, determined taking into account all relevant factors, including, without duplication, consequential damages incurred by the Company and the lost shareholder premium, and, in the case of an intentional breach by Company, liability to the Parent or Merger Sub for damages, determined taking into account all relevant factors, including, without duplication, consequential damages incurred by Parent and Merger Sub.  No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with its terms (and notwithstanding anything to the contrary contained in Section 9.6).

SECTION 8.3.  Termination Fee; Expenses.

(a)  Except as otherwise provided in this Section 8.3 (or otherwise as expressly provided in this Agreement) and except for the filing fee under the HSR Act and any fees for similar filings or notices under foreign Laws or regulations (which such fees shall be paid by Parent in each case but, in the event this Agreement is terminated in accordance with its terms, borne equally by Parent and the Company (with the Company reimbursing Parent for its fifty percent (50%) share of such fees promptly following such termination)), all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses.

(b)  In the event that this Agreement is terminated by Parent pursuant to Section 8.1(d)(i), then the Company shall pay to Parent a fee in the amount of $25,000,000 (the “Company Termination Fee”), on the second (2nd) Business Day following the date of such termination.

(c)  In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(i), then the Company shall pay to Parent the Company Termination Fee prior to or concurrently with such termination.

(d)  In the event that after the date hereof, (i) prior to the Acceptance Time, an Alternative Proposal is publicly disclosed or any Person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal and, in each case, not publicly withdrawn at the time this Agreement is terminated under the circumstances specified in Section 8.1(b)(iii), (ii) this Agreement is terminated by either the Company or Parent for the reason that the Offer shall have been terminated with no purchases of Shares taking place thereunder as a result of the Minimum Condition failing to be satisfied; and (iii) a definitive agreement providing for an Alternative Proposal is entered into within nine (9) months after such termination (regardless of whether an Alternative Proposal is the same Alternative Proposal referred to in the preceding clause (i)) or such Alternative Proposal is consummated, then the Company shall pay to Parent the Company Termination Fee concurrently with the first to occur of the events referred to in the preceding clause (iii); provided, however, that for purposes of the definition of “Alternative Proposal” in this Section 8.3(d), references to “twenty five percent (25%)” and “seventy five percent (75%)” in the definition of Alternative Proposal shall be deemed to refer to “fifty percent (50%).”

(e)  Notwithstanding anything to the contrary in this Agreement (subject to Section 9.12), (i) if Parent receives or is entitled to receive the Company Termination Fee pursuant to this Section 8.3, such payment shall be the sole and exclusive remedy of Parent and Merger Sub hereunder, and upon payment of the Company Termination Fee, the Company shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) if Parent or Merger Sub receives any payments (excluding any payment under Section 8.3(a)) from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee pursuant to this Section 8.3, the Company Termination Fee, as payable pursuant to this Section 8.3 shall be reduced by the aggregate amount of any payments (excluding any payment under Section 8.3(a)) made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement.  All payments under this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.  In no event shall a Company Termination Fee be payable more than once.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1.  Amendment and Modification.  Subject to Section 1.3(c), this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that (a) no amendment, modification or supplement of this Agreement shall be made (i) following the Acceptance Time, which decreases the Merger Consideration and (ii) following receipt of the Company Shareholder Approval, if required by applicable Law, unless, to the extent required by applicable Law or the rules and regulations of the NYSE, approved by the shareholders of the Company or Parent, as applicable, and (b) Sections 9.2, 9.6, 9.11, 9.12 and 9.13 and this Section 9.1 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any such Sections) may not be amended, modified, supplemented or terminated in a manner that is adverse to the Financing Source Related Parties without the prior written consent of the lead arranger under the ABL Commitment Letter.

SECTION 9.2.  Extension; Waiver.  At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first proviso of Section 9.1, waive compliance with any of the agreements or conditions contained in this Agreement.  Except as required by applicable Law, no waiver of this Agreement shall require the approval of the shareholders of either Parent or the Company.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.  Notwithstanding anything to the contrary set forth herein, Sections 9.1, 9.6, 9.11, 9.12 and 9.13 and this Section 9.2 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any such Sections) may not be waived or terminated in a manner that is adverse to the Financing Source Related Parties without the prior written consent of the lead arranger under the ABL Commitment Letter.

SECTION 9.3.  No Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

SECTION 9.4.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)  if to Parent or Merger Sub, to:

Level 1, Exchange House,
Primrose Street, London EC2A 2EG, England
Attention:          Graziela Cutrale
        Daniel Wainberg
Facsimile No.:   (212) 474-3700

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention:          Richard Hall, Esq.
Andrew R. Thompson, Esq.
Facsimile No.:   (212) 474-3700

(b)  if to the Company, to:

Chiquita Brands International, Inc.
500 South Caldwell Street
Charlotte, NC 28202
Attention:         General Counsel
Facsimile No.:   (513) 672-2658

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Attention:          David J.  Friedman, Esq.
Facsimile No.:   (212) 735-2000

and

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Attention:         Peter C.  Krupp, Esq.
Facsimile No.:   (312) 407-0411

(c)  if to the Guarantors, to:

for Burlingtown UK LTD

25 Park Lane, 3rd Floor,
London W1K1RA, England
Attention:         Graziela Cutrale
Facsimile No.:   (212) 474-3700

for Erichton Investments Ltd.

Marcy Building, 2nd Floor Purcell Estate
P.O. Box 2416, Road Town, Tortola,
British Virgin Islands
Attention:         Daniel Wainberg
Facsimile No.:   (212) 474-3700

with a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention:         Richard Hall, Esq.
Andrew R. Thompson, Esq.
Facsimile No.:   (212) 474-3700

SECTION 9.5.  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

SECTION 9.6.  Entire Agreement; Third Party Beneficiaries.  This Agreement (including the Exhibits and Annexes hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except, that notwithstanding the foregoing clause (b), (i) following the Effective Time, the provisions of Section 6.8 shall be enforceable by each Person entitled to indemnification hereunder and his or her heirs and his or her representatives; (ii) following the Effective Time, the provisions hereof shall be enforceable by shareholders of the Company to the extent necessary to receive the Merger Consideration to which each such shareholder is entitled to pursuant to ARTICLE III; (iii) following the Effective Time, the provisions hereof shall be enforceable by the holders of Company Stock Options to the extent necessary to receive the aggregate Company Stock Option payments pursuant to Section 6.10(a); (iv) following the Effective Time, the provisions hereof shall be enforceable by the holders of Company RSUs to the extent necessary to receive the aggregate Company RSU payments pursuant to Section 6.10(b); (v) following the Effective Time, the provisions hereof shall be enforceable by the holders of Deferred Share Rights to the extent necessary to receive the aggregate Deferred Share Rights payments pursuant to Section 6.10(c); and (vi) following the Effective Time, the provisions hereof shall be enforceable by the participants in the Company ESPP to the extent necessary to receive the aggregate Company ESPP payments pursuant to Section 6.10(d). Notwithstanding the foregoing, each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon and enforce the last sentence of Section 6.6(a), Sections 9.1, 9.2, 9.11, 9.12 and 9.13 and this Section 9.6. In addition, the Company agrees, on behalf of itself, its Affiliates and their respective directors, officers, managers, members, stockholders (other than Parent or Merger Sub and their respective Affiliates), partners, employees, agents, Representatives, successors and permitted assigns (collectively, the “Company Related Parties”) that (x) the Financing Source Related Parties shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Company or the Company Related Parties arising out of or relating to this Agreement, the ABL Financing, the ABL Commitment Letter, the Financing Documents or the transactions contemplated hereby or in connection with the ABL Financing, or the performance of services by such Financing Source Related Parties with respect to the foregoing and (y) the Cavendish Related Parties shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Company or the Company Related Parties arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 9.7.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

SECTION 9.8.  Interpretation.  The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter.  The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “the date hereof” shall mean the date that the last Party hereto delivers an executed counterpart to this Agreement to the other Parties hereto.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  All Exhibits, Annexes and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter and the Parent Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.  This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers.  It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others.

SECTION 9.9.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that either Parent or Merger Sub may assign, in Parent’s sole discretion, any or all of its rights, interests or obligations hereunder to any Affiliate of Parent so long as the assignment does not interfere with or cause a delay of the Acceptance Time or Effective Time, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder.  Any purported assignment not permitted under this Section 9.9 shall be null and void.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

SECTION 9.10.  Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 9.11.  Governing Law.  This Agreement shall be governed and construed in accordance with the Laws of the State of New York without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

SECTION 9.12.  Enforcement; Exclusive Jurisdiction.  The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of New York or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of New York without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the Parties hereto (a) consents to submit itself, and hereby submits itself, to the exclusive personal jurisdiction of the courts of the State of New York and any federal court located in the State of New York, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of New York and any federal court located in the State of New York, and (d) consents to service of process being made through the notice procedures set forth in Section 9.4. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Source Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the ABL Financing or the ABL Commitment Letter or the performance of any of the foregoing, in any forum other than the courts of the State of New York and any federal court located in the State of New York.

SECTION 9.13.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING, DIRECTLY OR INDIRECTLY, UNDER THE REQUIRED DEBT PAYMENT AMOUNT, THE FINANCING DOCUMENTS OR THE PERFORMANCE OF ANY OF THE FOREGOING).

SECTION 9.14.  Guaranty.  Each Guarantor hereby unconditionally, absolutely, continuingly and irrevocably jointly and severally guaranty to the Company the timely payment and performance by Parent and Merger Sub of all of the obligations and liabilities of Parent and Merger Sub arising under or in connection with this Agreement.  Each of the Guarantors further agrees that if Parent and Merger Sub shall fail to pay in full when due any of Parent’s and Merger Sub’s obligations hereunder, the Guarantors shall promptly pay the same, at the place and in the manner specified herein.  Parent’s and Merger Sub’s liabilities shall in no way be impaired, affected, reduced or released by reason of (a) the failure or delay by the Company or any other Person in pursuing any remedies or recourse against Parent or Merger Sub provided for in this Agreement; or (b) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all the assets of Parent or Merger Sub or the marshalling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with creditors or readjustment of, or other similar proceedings or any other inability to pay or perform affecting, Parent or Merger Sub or any of their respective assets.

SECTION 9.15.  Definitions

(a)  The following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, Annexes, Schedules and other documents delivered in connection herewith, shall have the meanings specified in this Section 9.15 or on the corresponding page number of the Index of Defined Terms:

“ABL Commitment Letter” means the commitment letter, dated as of October 15, 2014, from the Financing Sources identified therein.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise, has or shares (i) the power to vote, or to direct the voting of, such Security, (ii) the power to dispose of, or to direct the disposition of, such Security or (iii) the ability to profit or share in any profit derived from a transaction in such Security, and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided, that, for purposes of determining whether a Person is a Beneficial Owner of such Security, a Person shall be deemed to be the Beneficial Owner of any Securities which may be acquired by such Person (other than pursuant to the Top-Up Option) pursuant to any contract, agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such Securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).  The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.

“Bribery Act” means the United Kingdom Bribery Act 2010.

“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Prevention of Corruption Acts 1889 to 2010 of Ireland; the Organization For Economic Co–operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti–Terrorism, Crime and Security Act 2001; the Proceeds of Crime Act 2002; and any anti–bribery or anti–corruption related provisions in criminal and anti–competition laws and/or anti–bribery, anti–corruption and/or anti–money laundering laws of any jurisdiction in which the Company operates.

 “Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in the City of New York are authorized or required by Law to be closed.

“Cavendish Related Party” means any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate or representative of any Guarantor or any former, current or future equity holder, controlling person, director, officer, employee, agent, Affiliate representative or successor or assignee of the foregoing, excluding the Guarantors, Parent and Merger Sub.

“Change of Control Offer Letter” means the letter agreement dated as of October 15, 2014, between Bank J. Safra Sarasin AG and Parent.

“Clearances” means all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Governmental Entity or other third party.

“Company Benefit Plan” means any employee benefit plan including any “employee benefit plan,” as defined in Section 3(3) of ERISA and each stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, maintained, entered into or contributed to by the Company or any of its ERISA Affiliates, or to which the Company or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any present or former employee, consultant or director of the Company or any of the Company Subsidiaries (including their dependents or beneficiaries) or with respect to which the Company or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Company Credit Agreement” means that certain Credit Agreement, dated as February 5, 2013 (as amended, restated, supplemented, or otherwise modified from time to time) by and among the Company, certain Company Subsidiaries party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

“Company ESPP” means the Company’s Employee Stock Purchase Plan, as amended as of July 20, 2004.

“Company Material Adverse Effect” means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which the Company and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, GAAP or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of the Company or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of the Securities of the Company in and of itself, or the fact, in and of itself, that the Company failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect); (G) the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement (except that this clause (G) shall not apply with respect to the Company’s representations and warranties in Section 4.3(c)); (H) any litigation brought or threatened by shareholders of the Company (whether on behalf of the Company or otherwise) in connection with this Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Parent; or (J) contingencies, proceedings or other actions described in any publicly filed reports of the Company as of the date hereof (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of the Company as of the date hereof shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect); except if, in the case of clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which the Company and its Subsidiaries operate.

“Company Restricted Stock” means compensatory awards of Company Common Stock that are subject to restrictions on transfer or forfeiture conditions.

“Company RSUs” means restricted stock units subject to vesting conditions whether payable in cash, shares or otherwise, and whether or not subject to performance vesting conditions, under or pursuant to the Company Benefit Plans (including, for the avoidance of doubt, awards under the Company’s Long Term Incentive Plan).

“Company Stock Options” means any options (other than rights under the Company ESPP) to purchase shares of Company Common Stock outstanding under any of the Company Benefit Plans or otherwise.

“Company Subsidiary” means a Subsidiary of the Company.

“Confidentiality Agreement” means the confidentiality agreement, dated September 9, 2014, by and among, inter alia, Parent and the Company, as the same may be further amended, supplemented or otherwise modified by the parties thereto.

“Contract” means any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license, in each case, including all amendments thereto.

“Debt Letters” means the Change of Control Offer Letter and the ABL Commitment Letter.

“EC Merger Regulation” means Article 4 of Council Regulation 139/2004 of the European Community, as amended.

“Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life, and natural resources.

“Environmental Claim” means any claim, judicial or administrative proceeding, investigation or notice by any Person, including any Governmental Entity, alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (a) the presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries, as applicable, or (b) any Environmental Law, including the alleged or actual violation thereof.

“Environmental Laws” means any law, statute, ordinance, regulation, order or rule relating to: (a) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (b) the protection of human health with respect to, or the exposure of employees or third parties to, any Hazardous Materials, (c) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (d) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials, or (e) the presence of Hazardous Materials in any building, physical structure, product or fixture.

“Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are any of the following: (a) related to the Environment (including on-site or off-site contamination by Hazardous Materials of surface or subsurface soil or water) or exposure to Hazardous Materials; and (b) based upon (i) any provision of Environmental Laws or (ii) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity; and, for the avoidance of doubt, the term includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (A) cleanup costs and injunctive relief, including any removal, remedial, investigatory, monitoring or other response actions, and (B) compliance or remedial measures under any Environmental Laws.

“Environmental Permits” means all Permits required under Environmental Laws for the conduct of the Company’s business and activities as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Financing Documents” means the ABL Commitment Letter and any definitive financing documents related thereto.

“Financing Source” means the Persons (other than Parent or any of its Subsidiaries or controlling persons) that have committed to provide or otherwise entered into agreements in connection with the ABL Financing, including (i) the Lenders (as defined in the ABL Commitment Letter), (ii) the parties named in the ABL Commitment Letter, any joinder agreements and the fee letter contemplated therein (and their respective successors and permitted assigns), and (iii) the Persons that have committed to provide or otherwise entered into definitive financing documents contemplated by the ABL Commitment Letter (and their respective successors and permitted assigns) together with, in each case, their Affiliates, officers, directors, employees, agents or advisors.

 “Financing Source Related Parties” shall mean the Financing Sources, their Affiliates and their respective directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns.

“Fyffes Expenses Reimbursement Agreement” means that certain Expenses Reimbursement Agreement, dated March 10, 2014, between the Company and Fyffes plc, as amended by the Supplemental Expense Reimbursement Agreement, dated September 25, 2014, as the same may be further amended from time to time.

“Fyffes Transaction Agreement” means that certain Transaction Agreement, dated March 10, 2014, by and among, inter alia, the Company and Fyffes plc, as amended by Amendment No. 1, dated September 25, 2014, as the same may be further amended from time to time.

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Governmental Entity” means any federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Materials” means all materials, chemicals, wastes, compounds and substances in any form defined, regulated or characterized as a pollutant, contaminant or toxic or hazardous substance or waste (or terms of similar meaning) under Laws protecting the Environment and human health, including petroleum, crude oil and any fraction thereof.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iv) any capitalized lease obligations and (v) guaranties, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Intellectual Property” means any material trademarks, trade names, service marks, service names, domain names, logos, assumed names, registered and unregistered copyrights, trade secrets, patents, and all applications and registrations relating to the foregoing.

“Intervening Event” means a material change, circumstance, development, effect, event or occurrence that was not known to the Company Board on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Company Board before the Company Shareholder Approval is obtained; provided, that (i) in no event shall any action taken by a Party pursuant to and in compliance with the affirmative covenants set forth in Section 6.7, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, the Company or any of its Subsidiaries constitute an Intervening Event unless such event, development, occurrence, state of facts or change has had or would reasonably be expected to have a Company Material Adverse Effect and (iii) in no event shall the receipt, existence of or terms of an Alternative Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

“Knowledge” means the actual knowledge, after due inquiry, of (a) with respect to the Company, the executive officers of the Company set forth in Section 9.15A of the Company Disclosure Letter and (b) with respect to Parent, the executive officers of Parent set forth in Section 9.15A of the Parent Disclosure Letter.

“Laws” means any federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Governmental Entity.

“Lien” means any lien, claim, mortgage, encumbrance, pledge, security interest, equity or charge of any kind.

“Material Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.

“NJBCA” means the New Jersey Business Corporation Act.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Organizational Documents” of any Person means articles of association, articles of incorporation, certificate of incorporation or by-laws or other equivalent organizational document, as appropriate.

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Transactions and the other transactions contemplated by this Agreement.

“Person” means an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or any Governmental Entity or any department, agency or political subdivision thereof.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the Environment, including movement through air, soil, surface water, groundwater or property.

“Representatives” of any Person means such Person’s officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors).

“Security” or “Securities” means, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Significant Subsidiary” means a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X of the Securities Act.

“Subsidiary” means in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such Person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power.

“Tax Authority” means any Governmental Entity responsible for the assessment, collection or enforcement of laws relating to Taxes (including the Internal Revenue Service (the “IRS”) and any similar state, local, or non-U.S. revenue agency).

“Tax” or “Taxes” means all U.S. federal, state, local and non-U.S. income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, unclaimed property, escheat, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes.

“Trade Controls Laws” means the (i) Trading with the Enemy Act, the International Emergency Economic Powers Act, and each of the foreign assets control regulations of the U.S. Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended); (ii) the Syria Accountability and Lebanese Sovereignty Restoration Act; (iii) the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010; (iv) the Iran Threat Reduction and Syria Human Rights Act of 2012; (v) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended; (vi) the Iran Freedom and Counter-Proliferation Act of 2012; (vii) export control laws and regulations, including the Export Administration Act of 1979, as amended and the Export Administration Regulations; (viii) restrictions enacted by the European Union pursuant to Article 215 of the Treaty on the Functioning of the European Union; and (ix) any enabling legislation, executive order relating or similar law related to the above that is applicable to the Company or any of its Subsidiaries or any of their officers, directors or agents acting on behalf of the Company or any of its Subsidiaries or (following consummation of the transactions contemplated by this Agreement) to the Surviving Corporation.

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IN WITNESS WHEREOF, Parent, the Company, Merger Sub and the Guarantors have duly executed this Agreement, all as of the date first written above.

CHIQUITA BRANDS INTERNATIONAL, INC.

By:	/s/
Name:
Title:

[Signature page to Merger Agreement]

CAVENDISH GLOBAL LIMITED

By:	/s/
Name: Graziela Cutrale
Title: Director

By:	/s/
Name: Daniel Wainberg
Title: Director

CAVENDISH ACQUISITION CORPORATION

By:	/s/
Name: Michael Rubinoff
Title: President

BURLINGTOWN UK LTD

By:	/s/
Name: Graziela Cutrale
Title: Director

ERICHTON INVESTMENTS LTD.

By:	/s/
Name: Daniel Wainberg
Title: Director

By:	/s/
Name: Fernando Batista
Title: Director

[Signature page to Merger Agreement]

ANNEX A

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex A and not otherwise defined shall have the respective meanings assigned thereto in the Agreement and Plan of Merger (the “Agreement”) to which this Annex A is attached.

Notwithstanding any other provision of the Offer or the Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer if at any time on or after the date of the commencement of the Offer and prior to the Expiration Time any of the following conditions exists or has occurred and is continuing at the then scheduled Expiration Time:

(a)           there shall not have been validly tendered (and not validly withdrawn) prior to the Expiration Time a number of Shares that, together with the Shares beneficially owned by Parent and Merger Sub, represents at least a majority of the total number of outstanding Shares of the Company (calculated on a fully diluted basis excluding (i) securities convertible into Shares pursuant to the Convertible Notes and (ii) Shares issuable pursuant to the Top-Up Option) as of the Expiration Time (the “Minimum Condition”);

(b)           the waiting period (and any extensions thereof) under the HSR Act shall not have expired or been terminated;

(c)           there shall not have been obtained any authorization, consent or approval of, or filing with, any Governmental Entity necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement that if not obtained or made would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d)           any Order shall be in effect that prohibits, enjoins or makes illegal the consummation of the Offer or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition;

(e)           (i) the representations and warranties of the Company set forth in the Agreement (except those representations and warranties set forth in clause (ii) below) shall not be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) (x) the representations and warranties of the Company set forth in Section 4.2(a), the second sentence of Section 4.10, Section 4.21 and Section 4.23 shall not be true and correct (except in the case of Section 4.2(a) for any de minimis inaccuracy) at and as of the date of the Agreement and at and as of the Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (y) the representations and warranties of the Company set forth in Sections 4.2(b) and 4.2(c) shall not be true and correct in all material respects at and as of the date of the Agreement and at and as of the Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (z) the representations and warranties of the Company set forth in Section 4.3(a) shall not be true and correct other than as would not materially impede or prevent the consummation of the Transactions at and as of the date of the Agreement and at and as of the Expiration Time as though made on or as of such time (or, in the case of representations and warranties that address matters only as of a particular date, as of such date).  Parent and Merger Sub shall not have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied;

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(f)            the Company shall not have performed, in all material respects, all of the obligations, agreements and covenants (in each case, other than Sections 6.5 and 6.17) required by the Agreement to be performed prior to the Expiration Time, and such failure to perform shall not have been cured prior to the Expiration Time, and Parent and Merger Sub shall not have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied;

(g)           the Company shall not have complied with Section 6.17; or

(h)           the Agreement shall have been terminated in accordance with its terms.

Subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC, the foregoing conditions are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to such condition, or may (if permitted by applicable Law) be waived (other than the Minimum Condition which may not be waived) by Merger Sub and Parent as a whole or in part at any time and from time to time in their sole discretion.

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